    As filed with the Securities and Exchange Commission on August 17, 1998
                                                 Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM SB-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                         NORTHERN STAR FINANCIAL INC.
                (Name of small business issuer in its charter)

      MINNESOTA                      6021                 41-1912467
   (State or other
   jurisdiction of
   incorporation or
    organization)
               (Primary Standard Industrial Classification Code)
                                                       (I.R.S. Employer
                                                    Identification Number)

                         Northern Star Financial, Inc.
                         410 Jackson Street, Suite 510
                           Mankato, Minnesota 56001
                                (507) 388-4855

                 (Address and telephone number of registrant's principal executive offices and principal place of business)

                                --------------

                  Thomas Stienessen, Chief Executive Officer
                         Northern Star Financial, Inc.
                         410 Jackson Street, Suite 510
                           Mankato, Minnesota 56001
                                (507) 388-4855

          (Name, address, and telephone number of agent for service)
                                  Copies to:
 Daniel A. Yarano, Esq. William K.      Theodore L. Eissfeldt, Esq. Howard &
 Sjostrom, Esq. Fredrikson & Byron,     Howard 321 Liberty Street, Suite 200
P.A. 900 Second Avenue South, Suite     Peoria, Illinois 61602 (309) 672-1483
 1100 Minneapolis, Minnesota 55402
           (612) 347-7000

                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
                        CALCULATION OF REGISTRATION FEE

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
                                               PROPOSED        PROPOSED
                                 AMOUNT        MAXIMUM          MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF         TO BE      OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED    REGISTERED    PER SHARE(1)  OFFERING PRICE(1)     FEE
-----------------------------------------------------------------------------------------
 Common Stock ($.01 par
  value) ................    329,000 Shares     $10.00        $3,290,000         $971

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

Disclosure alternative used (check one): Alternative 1 [_] ; Alternative 2 [X]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 17, 1998
                         NORTHERN STAR FINANCIAL, INC.

                         A PROPOSED HOLDING COMPANY FOR
                               NORTHERN STAR BANK

                                 329,000 SHARES
                                       OF
                                  COMMON STOCK

  This Prospectus relates to the offer (the "Offering") of a minimum of 157,000 (the "Minimum") and a maximum of 329,000 (the "Maximum") shares of common stock, par value $.01 per share (the "Common Stock"), to be issued by Northern Star Financial, Inc., a Minnesota corporation ("the Company"), which has been organized to own all of the capital stock of Northern Star Bank (the "Bank"). Neither the Company nor the Bank has ever conducted any business operations other than matters related to initial organization and capital raising. See "Proposed Business." The Company's temporary address is 410 Jackson Street, Suite 510, Mankato, Minnesota 56001 and its temporary telephone number is (507) 388-4855.

  This is a "best efforts" Offering by the Company, and it will be terminated upon the sale of 329,000 shares of Company Common Stock or [Date], 1998, whichever occurs first, unless the Offering is extended, at the discretion of the Company, for an additional period ending no later than [Date], 1998. However, the Company reserves the right to terminate the Offering at any time after the sale of the Minimum. Subscriptions are binding on subscribers and may not be revoked by subscribers without the consent of the Company.

  Prior to this Offering, there has been no public market for the Common Stock. The Company intends to make arrangements to quote the Common Stock on the OTC Bulletin Board. See "Risk Factors Absence of Trading Market."

                             --------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             --------------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                    UNDERWRITING
                                         PRICE TO  DISCOUNTS AND   PROCEEDS TO
                                        PUBLIC(1)  COMMISSIONS(2) THE COMPANY(3)
--------------------------------------------------------------------------------
Per Share .............................   $10.00       $0.65          $9.35
--------------------------------------------------------------------------------
Total (Minimum 157,000 shares)......... $1,570,000    $102,050      $1,467,950
(Minimum 157,000 shares)............... $3,290,000    $213,850      $3,076,150

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Offering price has been arbitrarily established by the Company. See "Risk Factors Offering Price."
(2) The Offering will be made on a best-efforts basis by Banc Stock Financial Services, Inc. as Sale Agent. The Sales Agent's commission will be 5.5% with respect to up to 100,000 shares sold in the Offering to certain investors identified by the Organizers (as defined on page 4) and 6.5% with respect to other shares sold in the Offering. The commissions described above reflect the payment of a 6.5% commission on all sales. The Company has agreed to sell to the Sales Agent a Warrant to purchase 10,000 shares of the Company's Common Stock. The Company has agreed to indemnify the Sales Agent against certain civil liabilities, including liabilities under the Securities Act of 1933. See "The Offering."
(3) Before deducting expenses related of this Offering, estimated to be approximately $75,000. See "Use of Proceeds By the Company."

                             --------------------

                      BANC STOCK FINANCIAL SERVICES, INC.
                      A subsidiary of The Banc Stock Group

                             --------------------


                  THE DATE OF THIS PROSPECTUS IS       , 1998

                   NORTHERN STAR BANK PRINCIPAL MARKET AREA

                                     [ART]

  [Map showing the geographic location of the Bank in the State of Minnesota]




                         -----------------------------

  Prospective investors should carefully review this Prospectus before subscribing for shares. Subscribers must represent in the Subscription Agreement that they have received a copy of this Prospectus. See "The Offering--How to Subscribe." The Company has established a minimum subscription of 100 shares and a maximum subscription by any subscriber of 4.9% of the total number of shares sold in the Offering. However, the Company reserves the right to waive these limits without notifying any subscriber. Proceeds of the Offering will be deposited in an escrow account at Resource Trust Company, as escrow agent, pending receipt of subscriptions and subscription proceeds for the Minimum and satisfaction of certain other conditions of the Offering. Any subscription proceeds accepted after the closing of the Minimum but before termination of this Offering will not be deposited in escrow but will be available for immediate use by the Company. See "The Offering--Conditions of the Offering and Release of Funds."

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE SALES AGENT MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "THE OFFERING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

                                  THE COMPANY

  Northern Star Financial, Inc. (the "Company") was formed to hold all the capital stock of Northern Star Bank (the "Bank"), a proposed state bank currently being organized to serve the community of Mankato, Minnesota and surrounding area. The Company has filed an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve") to operate as a bank holding company. The Company has no operating history, nor will it commence business until the Organizers and the Company have obtained all necessary approvals from government authorities. Assuming timely receipt of all necessary government approvals and receipt of subscriptions for the Minimum, the Company currently anticipates commencing business in October 1998. The major asset of the Company will be the ownership of all the issued and outstanding capital stock of the Bank.

  The Company intends to concentrate its efforts on the banking needs of the Minnesota counties of Blue Earth and Nicollet, which includes the communities of Mankato, North Mankato, LeHillier and Skyline, Minnesota. All of the Organizers and directors of the Company are residents of the Mankato area. The Company intends to focus on customers' needs for personalized and community oriented banking service. It believes that, as a locally-owned community bank holding company, it will be well positioned to provide local banking services and compete with other financial institutions in Mankato, most of which are owned and controlled by companies outside of the local area.

  The Company was incorporated under the laws of the State of Minnesota in January 1998. The Company currently maintains offices at 410 Jackson Street, Suite 510, Mankato, Minnesota 56001. The Company's temporary telephone number is (507) 388-4855.

                                    THE BANK

  The Organizers filed applications with the Minnesota Department of Commerce (the "DOC") and the Federal Deposit Insurance Corporation (the "FDIC") in July 1998 to charter the Bank as a state bank and obtain federal deposit insurance. The Bank has no operating history and will not commence operations until: (i) the Organizers obtain all necessary approvals from the DOC and FDIC; (ii) the Company obtains approval from the Federal Reserve to operate as a bank holding company; and (iii) the Company closes on the Minimum. The Bank is expected to provide a wide range of commercial and consumer banking services. The Organizers are active in area civic organizations and the Company believes they have strong networks of personal and business contacts within the Mankato region. The Bank intends to distinguish itself from its competitors by responding to the changing needs of the region's residents. The Company believes that the insight gained by the Organizers from their years of living in the Mankato region will aid the Bank in determining which products and services to offer its customers. The Company expects that the Organizers will be substantial customers of the Bank and will be able to provide valuable referrals.

  The Bank plans to offer a full range of deposit products and services, as well as credit and operational services. Depository services will include (i) IRA plans, (ii) tax depository and payment services, (iii) automatic transfers,
(iv) bank by mail, (v) direct deposits, (vi) no-fee savings accounts, (vii) money-market savings accounts, (viii) passbook savings, and (ix) various forms and terms of certificates of deposit ("CDs"), both fixed and variable rate. The Bank intends to attract deposits by advertising and by pricing depository services competitively. Credit services will likely include (i) commercial and industrial loans, (ii) real estate construction and land development loans,
(iii) conventional and adjustable rate real estate loans secured by residential properties, (iv) real estate loans secured by commercial properties, (v) consumer loans for items such as home improvements, vehicles, boats and education offered on installment and single payment bases, as well as overdraft protection, (vi) government guaranteed loans including the Small Business Administration ("SBA"), Veterans Administration ("VA") and Federal Housing Administration ("FHA"), and (vii) letters of credit. Bank operation services are expected to include (i) cashier's checks, (ii) traveler's checks, (iii) money orders, (iv) collections,
(v) currency and coin processing, (vi) wire transfer services, (vii) deposit bag rentals, (viii) stop payments, and (ix) savings bonds. Other services are expected to include servicing of secondary market real estate loans, notary services, photocopying, faxing and signature guarantees. The Bank does not plan to offer trust services at this time.

  Following receipt of all necessary governmental approvals and the closing of the Minimum, the Bank will be fully charted as a Minnesota state bank. Upon commencement of banking operations, the Bank's address will be 1650 Madison Avenue, Mankato, Minnesota.

                                 THE ORGANIZERS

  The organizers of the Company and the Bank (the "Organizers") are Dean Doyscher, Frank Gazzola, Michael Reynolds, Thomas Reynolds and Thomas Stienessen. Additional individuals may be added as Organizers, subject to regulatory approval. All of the Organizers serve as directors of the Company and, following the closing of the Minimum, will serve as directors of the Bank.

  In June 1998, in order to meet certain DOC requirements with respect to the Bank's application for a state bank charter, the Organizers entered into binding subscription agreements with the Company for the purchase of an aggregate of 121,000 shares of Common Stock at $10.00 per share in a separate private offering (the "Private Offering"). Proceeds from such subscriptions will be deposited in an escrow account on the effective date of this Offering. The closing on the Private Offering is contingent upon and will occur simultaneously with the closing of the Minimum. If this Offering terminates prior to the closing of the Minimum, the subscription proceeds from the Private Offering will be refunded without interest. Taking the Private Offering subscriptions into account and assuming none of the Organizers purchase shares in this Offering or exercise any options to purchase shares of Common Stock, following completion of the Minimum or the Maximum, the Organizers, as a group, will beneficially own approximately 43.5% or 26.9%, respectively, of the outstanding Common Stock. See "Principal Shareholders."

  Although there is no formal agreement to do so, the Organizers may purchase additional shares in this Offering, if necessary to complete the Minimum, and some Organizers may decide to purchase additional shares even if the Minimum has been achieved.

                          COMPANY AND BANK MANAGEMENT

  As of the date of this Prospectus, the Company's management consists of Mr. Thomas Stienessen, who serves as the Company's President and Chief Executive Officer and Mr. Frank Gazzola who serves as the Company's temporary Chief Financial Officer. The Bank intends to enter into an employment agreement with Mr. Stienessen following the closing of the Minimum. See "Management-- Employment Agreement."

  Following completion of the Minimum, Mr. Stienessen will serve as the Bank's President and Chief Executive Officer, and the Bank anticipates it will hire qualified persons with banking experience for the following key management positions: (i) vice president and chief financial officer; (ii) vice president of lending; and (iii) vice president of operations. Although the Company has not entered into any agreement with any person to serve in any of the positions identified above, it has interviewed and identified potential qualified candidates. No assurance can be made, however, that a formal offer will be made to any of the potential qualified candidates or that such candidates will accept employment with the Bank.

  The Company anticipates that persons hired for such key management positions will not be employed pursuant to formal employment agreements, and the Company expects that the Bank will pay approximately an aggregate of $130,000 as the base salaries of such positions. See "Management--Executive Officers and Directors." In addition, the Company anticipates that it will grant each key manager incentive stock options to purchase 1,000 shares of Company Common Stock. See "Management 1998--Equity Incentive Plan."

                                  THE OFFERING

Securities Offered ..........  Up to 329,000 shares of Common Stock of the Com-
                                pany, par value $.01 per share.

Offering Price...............  $10.00 per share

Use of Proceeds .............  The Company plans to use approximately
                                $1,390,000 of the estimated net proceeds from the sale of the Minimum plus $1,210,000 in net proceeds from the sale of shares to the Organ-izers in the Private Offering, a total of ap-proximately $2,600,000, to capitalize the Bank by purchasing all the Bank's common stock to be issued. The Company expects that the DOC and FDIC will require the Bank to be capitalized at a level of at least $2,500,000 before it can commence banking operations. Approximately $75,000 of net proceeds will be used to pay the Company's organizational and offering expenses. The Company plans to initially invest all re-maining sums in excess of the Minimum in United States government securities or as a deposit at the Bank. The Company may use such remaining sums to purchase additional capital stock of the Bank or make loans to the Bank as necessary to maintain compliance with regulatory capital requirements and borrowing restrictions as the Bank grows

                               If the conditions for releasing subscription
                                funds from escrow are met and such funds are released but final regulatory approval to com-mence banking operations is not obtained from the DOC or FDIC or the Bank does not open for any other reason, it is possible that subscrib-ers could be returned an amount less than their original investment. See "Risk Factors--Return of Less Than Subscription Amount."

                               The Bank will use the $2,600,000 received from
                                the sale of its stock to the Company for pre-opening expenses, working capital and general corporate purposes. See "Use of Proceeds."

Conditions to Offering.......  This Offering will be terminated and all sub-
                                scription funds (without interest, except to residents of certain states, as described in "The Offering") will be returned promptly to subscribers unless on or before [termination date] (or such later date if the offering is extended by the Company for additional periods not to extend beyond [extension date]), (i) the Company has accepted subscriptions and payment in full for at least the Minimum; (ii) the Es-crow Agent has received an aggregate of $1,210,000 from the Organizers for their Pri-vate Offering subscriptions; and (iii) the Com-pany has received approval from the Federal Re-serve to become a bank holding company under the BHCA and the Organizers have received rea-sonable assurances from the DOC and FDIC that the Bank will receive a certificate of deposi-tory insurance from the FDIC and a state char-ter from the DOC. Subscription proceeds from this Offering and the Private Offering will be deposited promptly, in an escrow account with

                                Resource Trust Company, as escrow agent (the
                                "Escrow Agent"), under the terms of an escrow agreement (the "Escrow Agreement"), pending the satisfaction of the conditions set forth above or the termination of the Offering. Upon satis-faction of the conditions set forth above, all subscription funds held in escrow and any in-terest earned thereon, will be released to the Company for immediate use. Any subscription proceeds accepted after satisfaction of the conditions set forth above but before termina-tion of this Offering will not be deposited in escrow but will be immediately available to the Company. See "The Offering."

Plan of Distribution.........  The Company has established a minimum investment by any subscriber (together with his or her af-filiates) of 100 shares and a maximum invest-ment of 4.9% of the total number of shares sold in the Offering, unless the Company, in its sole discretion, elects to waive these limits with respect to any subscriber. The Company has engaged Banc Stock Financial Services, Inc. of Columbus, Ohio, as the Company's Sales Agent to sell shares in the Offering on a best-efforts basis. The Sales Agent's business address is 1105 Schrock Road, Suite 437, Columbus, Ohio 43229. The Sales Agent will receive a 5.5% com-mission with respect to shares sold in the Of-fering to certain investors identified by the Organizers (up to an aggregate of 100,000 shares) and 6.5% with respect to other shares sold in the Offering. The Company will issue to the Sales Agent a Warrant to purchase 10,000 Shares of Common Stock at $10.00 per share. The Company will also pay the Sales Agent's ex-penses of this Offering, including the Sales Agent counsel's fees and expenses up to $20,000 and other out-of-pocket expenses up to a maxi-mum of $15,000

Listing......................  The Company intends to make arrangements to quote the Common Stock on the OTC Bulletin
                                Board.

                                  RISK FACTORS

  Prospective investors should consider certain risk factors in connection with the purchase of the Common Stock offered hereby. See "Risk Factors."

                         SELECT SUMMARY FINANCIAL DATA

                                                         JUNE 30, 1998
                                                 ------------------------------
                                                             AS ADJUSTED(1)
                                                          ---------------------
                                                 ACTUAL    MINIMUM    MAXIMUM
                                                 -------  ---------- ----------
Balance Sheet Data:
  Cash, cash equivalents and investments........ $   -0-  $2,780,000 $4,500,000
  Total assets..................................  14,806   2,794,806  4,514,806
  Total liabilities.............................  18,665      18,665     18,665
  Total stockholder's equity....................  (3,859)  2,776,141  4,496,141

--------
(1) Adjusted to reflect the sale of 121,000 shares sold to the Organizers in the Private Offering, plus the Minimum and the Maximum of this Offering and the application of the estimated net proceeds from both offerings and the redemption of 10 shares of Common Stock at $10.00 per share concurrently with the closing of the Minimum. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. A subscription for shares should be made only after careful consideration of the risk factors set forth below and elsewhere in this Prospectus and should be undertaken only by persons who can afford an investment involving such risks. THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

RETURN OF LESS THAN SUBSCRIPTION AMOUNT

  The amounts paid by subscribers in this Offering will be held in escrow until (i) the Company has accepted subscriptions and payment in full for at least the Minimum (ii) the Escrow Agent has received an aggregate of $1,210,000 from the Organizers for their Private Offering subscriptions, and
(iii) the Company has received approval from the Federal Reserve to become a bank holding company under the BHCA, and the Organizers have received reasonable assurances from the DOC and FDIC that the Bank will receive a certificate of depository insurance from the FDIC and a state charter from the DOC. If these conditions are not met by [termination date], or by such subsequent date, not beyond [extension date], to which the offering may be extended by the Company, all subscriptions will be returned to subscribers promptly in full, without interest except to residents of those states the securities commissions of which require the payment of interest (currently expected to be California, Michigan, Ohio and Pennsylvania). See "The Offering--Conditions to the Offering and Release of Funds." All interest earned thereon shall be used by the Company to fund organizational expenses, except that the Company would include with any subscriptions returned to residents of states in which interest must be returned the actual interest earned on such amounts while the subscriptions were held in the escrow account. If these conditions are satisfied, the subscription amounts held in escrow may be paid to the Company and shares issued to subscribers, and all interest earned on the subscription proceeds will be retained by the Company. Once the Company has met the conditions for the Offering, the Escrow Agreement will be terminated and any subscription proceeds accepted after satisfaction of the conditions set forth above but before termination of this Offering will not be deposited in escrow but will be available for immediate use by the Company to fund offering and organizational expenses and for working capital. When subscription amounts are received by the Company, the Company will use a portion of the proceeds to repay the Organizers the amounts advanced by them for organizational and offering expenses. The Company will then fund future expenses out of the subscription amounts received.

  Even after release of subscription funds from escrow, there can be no assurance that the Bank will open for business. If the conditions for releasing subscription funds from escrow are met and such funds are released but final regulatory approval to commence banking operations is not obtained from the DOC or FDIC or the Bank does not open for any other reason, the Company's board of directors intends to propose that the shareholders approve a plan to liquidate the Company. Upon such a liquidation, the Company would be dissolved and the Company's net assets (generally consisting of the amounts received in this Offering plus any interest earned thereon, less the amount of all costs and expenses incurred by the Company and Bank, including the salaries of employees of the Bank and other pre-opening expenses) would be distributed to the shareholders; provided that, in this event, no distributions would be made to the Organizers until shareholders other than the Organizers have received an amount equal to their initial investment in the Company.

RECENT FORMATION OF COMPANY, LACK OF OPERATING HISTORY AND OPERATING LOSSES EXPECTED

  The Company was formed as a Minnesota corporation in January 1998, and has not engaged in any operations other than matters related to its initial organization and capital raising. It is a development stage enterprise, subject to all risks inherent in any new business venture, as well as those risks specifically relating to banking. As a consequence, there is only limited information and financial data on which to base an investment decision. The Company intends to operate as a bank holding company, presuming the successful organization of the Bank and, as such, the Company's profitability, if any, depends entirely on the Bank's operations. The Bank's proposed operations are subject to the risks inherent in the establishment of any new business, and specifically a bank. There can be no assurance that the Company will be able to realize its business goals of forming and operating the Bank and achieving and maintaining profitability. The Company expects that the Bank will lose money at least during its first year of operation. Banks are rarely profitable immediately after establishment, and substantial time is required before profits and surplus will be realized, if at all. Investors face a high risk of experiencing little or no return on their investment for a lengthy period of time. No assurance can be given that the Bank's activities will achieve or maintain profitability in the future.

COMPETITION

  The banking business is highly competitive, and the Bank will encounter strong competition from other banks, as well as from commercial banks, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial institutions operating in the Mankato, Minnesota area and elsewhere. Specifically, the Bank will compete with branches of four large commercial banks, TCF Bank, U.S. Bank, Norwest Bank and Mid-American Bank, as well as branch offices of four other community banks. A number of these competitors are well established in the Mankato, Minnesota area. The main offices of Security State Bank of Mankato and Norwest Bank are located within two miles of the proposed Bank. All of these banks have substantially greater resources and lending limits, as well as a lower cost of funds, than the Bank and may offer certain services, such as extensive and established branch networks and trust services, that the Bank either does not expect to provide or will not provide initially. As a result of these competitive factors, the Bank may have to pay higher rates of interest to attract deposits. In addition, non-depository institution competitors are generally not subject to the extensive regulations applicable to the Company and the Bank. Recent federal legislation permits commercial banks to establish operations nationwide, further increasing competition from out-of-state financial institutions. See "Proposed--Business Competition" and "Supervision and Regulation." Although the Organizers believe that the Bank will be able to compete effectively with these institutions, no assurances can be given in this regard.

INTEREST RATE RISK

  The Company's financial condition is substantially dependent on the Bank's cash flow and net income. The net income of the Bank depends to a great extent upon its net interest rate spread, which is the difference between the average interest rate earned by the Bank on its loans, securities and other interest-earning assets, and the average interest rate it pays on deposits and other interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond the control of the Bank, including general economic conditions and policies of various governmental and regulatory authorities. Economic conditions such as inflation, recession, unemployment, high interest rates, short money supply and other factors beyond the control of the Company and the Bank may adversely affect the Bank's deposit levels and loan demand, and therefore, the profitability of the Company. Increases or decreases in interest rates may cause significant decreases in the net interest income and net income of the Bank. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in the Bank's portfolio could have a positive or negative effect on the Bank's net income, capital and liquidity.

LENDING RISKS AND LIMITS

  The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Moreover, the Bank expects to focus on small-to-medium sized businesses, which may result in a larger concentration by the Bank of loans to such businesses. As a result, the Bank may assume greater lending risks than banks which have a lesser concentration of such loans and tend to make loans to larger, better capitalized, companies. Management will attempt to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks.

  Furthermore, the Bank is limited in the amount it can loan a single borrower (including the borrower's related interests) by the amount of the Bank's capital. These limits will increase and decrease as the Bank's capital increases and decreases. Unless the Bank is able to sell participations in its loans to other financial institutions, the Bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

LOCAL ECONOMIC CONDITIONS

  The success of the Company depends to a great extent upon general economic conditions in the communities it serves, primarily the Mankato, Minnesota area, and particularly conditions affecting small and medium sized businesses which are expected to be a significant portion of the Bank's borrowers. A decline in the economy of this area could have an adverse effect on the Company's business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect the Bank's net income. See "Business-- Banks" and "Business--Lending and Investments."

NEED FOR CAPITAL

  Although the Company does not currently anticipate the need for additional capital in the next 12 months, because of regulatory capital requirements and borrowing limits additional capital beyond that which will be provided by this Offering and amounts generated by the Bank's operations will likely be necessary for the Bank to grow significantly, especially if only the Minimum is sold. There can be no assurance that funds necessary to enable such growth will be available. To the extent the Company relies upon the sale of additional equity securities to finance future expansion, such sale could result in significant dilution to the interests of investors purchasing shares in this Offering. See "Use of Proceeds."

SUPERVISION AND REGULATION

  The banking industry is heavily regulated by both state and federal regulatory authorities. These regulations are primarily intended to protect depositors, not shareholders. The Bank will be subject to supervision and regular examination by agents of the DOC and FDIC. Under state and federal banking law, the Bank is subject to substantial supervision and limitations with respect to making loans, extending credit, purchasing securities, paying dividends, making acquisitions, branching and many other aspects of the banking business. Regulation includes, among other things, capital reserve requirements, dividend limitations, limitations on products and services offered, geographical limits, consumer credit regulations, community investment requirements and restrictions on transactions with affiliated parties. Regulation of the financial institutions industry is undergoing continued changes, and the ultimate effect of such changes cannot be predicted. In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted, and FDICIA and the regulations thereunder have increased the regulatory and supervisory requirements for financial institutions, which has resulted and will continue to result in increased operating expenses. Additional regulations affecting financial institutions have been proposed and may be enacted, none of which is within the Company's control. This regulation substantially affects the business and financial results of all financial institutions and holding companies, including the Company and Bank. The Company is not able to predict the impact of changes in such regulations on the Company's business and profitability. Regulations now affecting the Company and the Bank may be modified at any time, and there is no assurance that such modifications will not adversely affect the business of the Company and the Bank. See "Supervision and Regulation."

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent upon the financial assurances and personal efforts and abilities of its Board of Directors. The loss of the services of any of the directors could have a material adverse impact upon the Company. Success of the Bank will also be highly dependent on the retention of Mr. Stienessen, the proposed president and chief executive officer of the Bank, as well as upon the Bank's ability to hire and retain additional qualified personnel in the future. The Bank intends to enter into an employment agreement with Mr. Stienessen following the closing of the Minimum. See "Management--Employment Agreement." The Company is not expected to enter into formal employment agreements with any other prospective managers of the Bank. The loss of services of Mr. Stienessen or the inability of the Company to attract, hire and retain qualified management personnel could have a material adverse effect on the Company and the Bank. The Company does not currently have, but expects in the foreseeable future to obtain, key person life insurance on Mr. Stienessen.

RISKS ASSOCIATED WITH THE YEAR 2000

  Like many financial institutions, the Company and the Bank will rely upon computers for the daily conduct of their businesses and for information systems processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year resulting in widespread computer malfunctions. The Company and the Bank will generally rely on software and hardware developed by independent third parties to provide the information systems used by the Company and the Bank. The Company intends to seek assurances about the Year 2000 compliance with respect to any third party hardware or software system it intends to use. The Company is negotiating with Fiserv Solutions, Inc. ("Fiserv") to use the ITT client-server core retail banking system, and the Company has been advised that Fiserv believes this system is Year 2000 compliant. The Company also believes that its other internal systems and software and the network connections it will maintain will be adequately programmed to address the Year 2000 issue. Based on information currently available, management does not believe that the Company or the Bank will incur significant costs in connection with the year 2000 issue. Nevertheless, there can be no assurances that all hardware and software that either the Company or the Bank uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs the Company or the Bank will incur to respond to any Year 2000 issues. Further, the business of many of the Bank's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by the Bank's customers in solving Year 2000 issues could negatively affect such customer's ability to repay any loans which the Bank may have extended. Therefore, even if the Company and the Bank do not incur significant direct costs in connection with responding to the year 2000 issue, there can be no assurance that the failure or delay of the Bank's customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Bank's business, financial condition and results of operations.

NO IMMEDIATE PAYMENT OF DIVIDENDS

  The Company has no plans to pay any cash dividends to its shareholders in the foreseeable future. Since the Company and the Bank are both start-up operations and will likely incur initial losses, both the Company and the Bank intend to retain any earnings for the period of time management believes necessary to ensure the success of their respective operations. The Company will be dependent upon the Bank for its earnings and funds to pay dividends on the Common Stock. The payment of dividends by the Company and the Bank is also subject to legal and regulatory restrictions. Any payment of dividends by the Company in the future will depend on the Bank's earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors. See "Dividend Policy," "Proposed Business," and "Supervision and Regulation."

CONTROL OF THE COMPANY; PURCHASES BY ORGANIZERS

  Assuming no officers or directors purchase shares in this Offering or exercise options to purchase shares of Common Stock, following completion of the Minimum or the Maximum, the officers and directors of the Company, as a group, will beneficially own approximately 43.5% or 26.9%, respectively of the outstanding Common Stock. See "Principal Shareholders." As of the date of this Prospectus, options to purchase 36,200 shares at $10.00 per share are outstanding, of which option to purchase 24,200 shares are immediately exercisable. Following the closing of the Minimum, the Company expects to issue up to 6,000 incentive stock options to the Company's management personnel and a warrant to purchase 40,000 shares of Common Stock at $10.00 per share to the Sales Agent. Because of such share ownership, officers and directors as a group may be able to control the election of the members of the Company's board of directors and the outcome of other corporate activity. Furthermore, although there is no formal agreement to do so, the Organizers may purchase additional shares in the Offering, if necessary to complete the minimum amount, and some Organizers may decide to purchase additional shares even if the minimum subscription amount has been achieved. See "Principal Shareholders."

ABSENCE OF TRADING MARKET

  Prior to this Offering, there has been no public trading market for the Common Stock. The Company expects that the Common Stock will be quoted on the OTC Bulletin Board. The Sales Agent has advised the Company that, upon the closing of the Minimum, it presently intends to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Even with a market maker, factors such as the limited size of the Offering, the lack of earnings history of the Company and the absence or a reasonable expectation of dividends in the near future mean that there can be no assurance of the development of an active and liquid market for the Common Stock. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the public offering price. Furthermore, the Sales Agent has no obligation to make a market in the Common Stock and, if commenced, may cease market making activities at any time. As a result, an investment in the Common Stock is likely to be relatively illiquid for the foreseeable future. Thus, investors who may need or wish to dispose of all or part of their shares may be unable to do so except in private, directly negotiated sales.

ADVERSE EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Board of Directors may authorize the issuance of additional shares of Common Stock or, from the 5,000,000 shares of undesignated stock, Preferred Stock without further action by the Company shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional Common Stock or Preferred Stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued Common Stock or Preferred Stock may be issued from time to time for any corporate purposes, including without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of Common Stock or Preferred Stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of Common Stock or Preferred Stock (or right to receive such shares) to the Company's shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of the Company. Further, because the Company's Board has the power to determine the voting, conversion or other rights of the Preferred Stock, the issuance of a series of Preferred Stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company's incumbent management. The Company does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of the Company and its shareholders. Furthermore, as a Minnesota corporation, the Company is subject to provisions of the Minnesota Business Corporations Act ("MBCA") that could have an anti-takeover effect on the Company. In addition, certain provisions of the Company's Bylaws will impede changes in majority control of the Company's Board of Directors. The Company's Bylaws provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus assuming five directors, as currently is the case, it would take two annual meetings for the election of directors to replace a majority of the Board. The Company may also consider adopting additional anti-takeover measures. The authority of the Board to issue additional shares of Common Stock or undesignated stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by the Company, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by management and the Board of Directors. As a result, the Company's stockholders may lose opportunities to dispose of their shares at a premium over prevailing prices in the event of a change in control, and the market price, voting and other rights of the holders of Common Stock may also be affected. See "Description of Capital Stock--Anti-Takeover Provisions."

DILUTION FROM ISSUANCE OF STOCK OPTIONS AND OTHER ISSUANCES OF SECURITIES

  In August, 1998, the Company's Board of Directors and stockholders of the Company adopted the 1998 Equity Incentive Plan (the "Plan") in order to provide for the granting of stock options to officers, directors and key employees of the Company. See "Management--1998 Equity Incentive Plan." The Plan permits the granting of incentive stock options to Company employees meeting the requirements of Section 422A of the Internal Revenue Code of 1996 and nonqualified options to non-employee directors, consultants and advisors. The Plan provides that no stock options will be granted at less than the fair market value of the Common Stock on the date of the grant. The Company has reserved 41,700 shares of Common Stock for issuance upon exercise of options under the Plan. As of the date of this Prospectus, the Company has granted nonqualified options to purchase 12,000 shares of Common Stock at $10.00 per share to its non-employee directors under the Plan. The Company has also granted nonqualified options, that are immediately exercisable, to purchase an aggregate of 24,200 shares of Company stock at $10.00 per share to the Organizers in consideration for their services to the Company. In addition, upon completion of this Offering, the Company will issue to the Sales Agent warrants to purchase 40,000 shares of Company Common Stock at $10.00 per share. Exercise of these options and the Sales Agent's warrants could have a dilutive effect on the shareholders' interest in the Company's earnings and book value. In addition, the Company may issue additional stock options, warrants or shares of Common Stock or preferred stock in the future. Any such stock offering by its nature could be dilutive to the holdings of purchasers in this Offering.

ARBITRARY DETERMINATION OF OFFERING PRICE

  Because the Company and the Bank are in organization, the offering price of $10.00 per share was determined by the Organizers without reference to traditional criteria for determining stock value such as book value or historical or projected earnings since such criteria are not applicable to companies with no history of operations. The price per share was set to enable the Company to raise gross proceeds of between $1,570,000 and $3,290,000 in this Offering through the sale of a reasonable number of shares of Common Stock, and the price per share is essentially equivalent to the initial book value per share prior to the payment of the Company's and the Bank's organizational expenses. No assurance is or can be given that any of the shares could be resold for the offering price or any other amount.

                                 THE OFFERING

GENERAL

  The Company is offering for sale a minimum of 157,000 shares and a maximum of 329,000 shares of its Common Stock at a price of $10.00 per share to raise gross proceeds of between $1,570,000 and $3,290,000 for the Company. The minimum purchase for any one investor (together with the investor's affiliates) is 100 shares and the maximum purchase is 4.9% of the offering unless the Company, in its sole discretion, accepts a subscription for a lesser or greater number of shares.

  In June 1998, in order to meet certain DOC requirements with respect to the Bank's application for a state bank charter, the Organizers entered into binding subscription agreements with the Company for the purchase of an aggregate of 121,000 shares of Common Stock at $10.00 per share in a separate private offering (the "Private Offering"). Proceeds from such subscriptions will be deposited in the same escrow account as the subscribers of this Offering, on the effective date of this Offering. The closing on the Private Offering is contingent upon and will occur simultaneously with the closing of the Minimum. If this Offering terminates prior to closing on the Minimum, the subscription proceeds from the Private Offering will be refunded without interest.

  The Organizers may subscribe for up to 100% of the shares in this Offering if necessary to help the Company achieve the Minimum, and some Organizers may decide to purchase additional shares even if the Minimum has been achieved. Any additional shares purchased by the Organizers will be purchased for investment and not with a view to resale. Because purchases by the Organizers may be substantial, investors should not place any reliance on the sale of a specified minimum offering amount as an indication of the merits of this Offering or that an Organizer's investment decision is shared by unaffiliated investors. See "Management."

  Subscriptions to purchase shares will be received until midnight, Minneapolis, Minnesota time, on [termination. date], unless all of the shares are earlier sold or the Offering is earlier terminated or extended by the Company. See "Conditions to the Offering and Release of Funds." The Company reserves the right to terminate the Offering at any time or to extend the expiration date for additional periods not to extend beyond [extension date]. The date the Offering terminates is referred to herein as the "Expiration Date." No written notice of an extension of the Offering period need be given prior to any extension and any such extension will not alter the binding nature of subscriptions already accepted by the Company. Once the Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), it will file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB and will make such documents available to subscribers who request a copy. In addition, the Company intends to provide quarterly communications to all subscribers which will include information concerning any extensions of the Offering. Extension of the Expiration Date might cause an increase in the expenses incurred with this Offering. The Company intends to use the Sales Agent to sell the shares. See "Plan of Distribution."

  Following acceptance by the Company, subscriptions will be binding on subscribers and may not be revoked by subscribers except with the consent of the Company. In addition, the Company reserves the right to cancel accepted subscriptions at any time and for any reason until the proceeds of this Offering are released from escrow (as discussed in greater detail in "Conditions to the Offering and Release of Funds" below), and the Company reserves the right to reject, in whole or in part and in its sole discretion, any subscription. The Company may, in its sole discretion, allocate shares among subscribers in the event of an oversubscription for the shares. In determining which subscriptions to accept, in whole or in part, the Company may take into account any factors it considers relevant, including the order in which subscriptions are received, a subscriber's potential to do business with, or to direct customers to, the Bank, and the Company's desire to have a broad distribution of stock ownership. If the Company rejects any subscription, or accepts a subscription but in its discretion subsequently elects to cancel all or part of such subscription, the Company will refund promptly the amount remitted that corresponds to $10.00 multiplied by the number of shares as to which the subscription is rejected or canceled. Certificates representing shares duly subscribed and paid for will be issued by the Company promptly after the offering conditions are satisfied and escrowed funds are delivered to the Company.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

  Subscription proceeds accepted by the Company for the initial 157,000 shares subscribed for in this Offering will be promptly deposited in an escrow account with the Escrow Agent until the conditions to this Offering have been satisfied or the Offering has been terminated. The Offering will be terminated, no shares will be issued, and no subscription proceeds will be released from escrow to the Company, unless on or before the Expiration Date
(i) the Company has accepted subscriptions and payment in full for a minimum of 157,000 shares in this Offering, and (ii) the Company has received payment in full from the Organizers for 121,000 shares in the Private Offering, and
(iii) the Company has received approval from the Federal Reserve to become a bank holding company under the BHCA, and the Organizers have received reasonable assurances from the DOC and FDIC that the Bank will receive a certificate of depository insurance from the FDIC and a state charter from the DOC. If the above conditions are satisfied, the subscription amounts for this Offering and the Private Offering held in escrow may be paid to the Company and shares issued to subscribers and Organizers. Once the Company has closed on the Minimum, the Escrow Agreement will be terminated, and any subscription proceeds accepted after satisfaction of the conditions before termination of this Offering will not be deposited in escrow but will be available for immediate use by the Company to fund offering and organizational expenses and for working capital. Following release of proceeds to the Company, the Company will use a portion of the proceeds to repay the Organizers the amounts advanced by them for organizing the Company and Bank. See "Use of Proceeds" and "Interest of Management and Other Certain Transactions."

  If the conditions for releasing subscription funds from escrow are met and such funds are released but final regulatory approval to commence banking operations is not obtained from the FDIC or DOC or the Bank does not open for any other reason, the Board of Directors intends to propose that the shareholders approve a plan to liquidate the Company. Upon such a liquidation, the Company would be dissolved and the Company's net assets (generally consisting of the amounts received in this Offering plus any interest earned thereon, less the amount of all costs and expenses incurred by the Company and the Bank, including the salaries of employees of the Bank and other pre-opening expenses) would be distributed to the shareholders; provided that, in this event, no distributions would be made to the Organizers until shareholders other than the Organizers have received an amount equal to their initial investment in the Company.

  If the above conditions are not satisfied by the Expiration Date or the Offering is otherwise earlier terminated, (i) accepted subscription agreements will be of no further force or effect and subscribers in this Offering and the Private Offering will not be shareholders of the Company, (ii) the funds held in the escrow account shall not be subject to the claims of any creditor of the Company or available to defray the expenses of this Offering, and (iii) the full amount of all subscription funds will be returned promptly to subscribers and Organizers, without interest, except to residents of states the securities commissions of which require the payment of interest (currently expected to be California, Michigan, Ohio and Pennsylvania). The Company will retain any interest earned thereon to repay the expenses incurred by the Organizers in organizing the Company and the Bank, except that the Company would include with any subscriptions returned to residents of states where interest is required the actual interest earned on such amounts while the subscriptions were held in the escrow account. Any expenses not paid with such interest will be paid by the Organizers pro rata in proportion to each Organizer's respective proposed ownership, based solely on the subscriptions from the Private Offering.

  The Escrow Agent has not investigated the desirability or advisability of an investment in the shares by prospective investors and has not approved, endorsed, or passed upon the merits of an investment in the shares. Subscription funds held in escrow will be invested in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other investments as the Escrow Agent and the Company shall agree. The Organizers do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the Expiration Date of the offering.

PLAN OF DISTRIBUTION

  The Company has entered into an Agency Agreement with Banc Stock Financial Services, Inc. (the "Sales Agent"), pursuant to which the Sales Agent has agreed, subject to the terms of the Agency Agreement, to offer and sell to the public as the Company's agent, on a "best efforts" basis, a minimum of 157,000 shares of

Common Stock up to a maximum of 329,000 shares of Common Stock at $10.00 per share. The Sales Agent is required to use its best efforts through the Expiration Date to sell the shares. The Sales Agent and the Company have agreed that: (i) with respect to shares purchased by the Organizers, no commission will be payable by the Company to the Sales Agent, and (ii) with respect to shares purchased by certain persons introduced to the Sales Agent by the Company (up to an aggregate of 100,000 shares), the commission will be 5.5% of the aggregate price of such shares. The Sales Agent's commission will be 6.5% on all other shares it sells in the Offering. The Sales Agent may select other dealers who are members of the National Association of Securities Dealers, Inc. to sell shares and who will receive a selling commission not to exceed 4.0% of the gross offering proceeds. The Company will also pay the Sales Agent's expenses of this Offering, including Sales Agent counsel's fees and expenses up to $20,000, and other out-of-pocket expenses of the Sales Agent up to a maximum of $15,000. In addition, subject to FDIC approval, upon closing of the Minimum, the Company will issue the Sales Agent warrants to purchase 10,000 shares of Common Stock at $10.00 per share.

  The Sales Agent has the right to terminate the Agency Agreement under certain circumstances (for example, if conditions exist in the over-the-counter market which cause the Sales Agent to believe that no favorable public market exists for the sale of the shares). In such event, offers and sales may be made on behalf of the Company by certain of its officers and directors, or the Company may engage one or more other broker/dealers to make sales on its behalf. The Company does not currently have any other arrangements in place. As described above, until the Minimum has been sold, all funds received by the Sales Agent or the Company in connection with the sale of shares will be promptly transmitted to the Escrow Agent.

  The Agency Agreement provides for reciprocal indemnification between the Company and the Sales Agent against certain liabilities in connection with this Offering, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the Agency Agreement, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed by the Securities Act and is, therefore, unenforceable. The Company has also agreed to provide the Sales Agent with a right of first refusal to serve as a managing underwriter on any financing or to act as an adviser on any merger or similar transaction occurring within one year of this Offering, in each case for compensation that is reasonable and customary within the industry.

  Prior to the date of the Prospectus, there has been no public market for the shares. The initial offering price of the shares offered hereby has been established by the Company based upon its assessment of the capital needs of the Company and the commercial potential of the services to be offered by the Company. The Company has had discussions with the Sales Agent regarding the establishment and maintenance of a market for the shares after the Offering. Based upon such discussions, the Company expects that a secondary market may eventually develop for the shares, although the Company can make no assurances in this regard. In general, if a secondary market develops, the shares will be freely transferable and assignable by the holder thereof (except shares held by affiliates), and nonaffiliate shareholders may sell any number of shares in such secondary market. See "Description of the Capital Stock of the Company-- Shares Available for Future Sale." In addition, factors such as the degree to which the secondary market is active will determine the willingness of the market makers, once a secondary market is established, to continue to maintain the secondary market.

HOW TO SUBSCRIBE

  Shares may be subscribed for by delivering the subscription agreement (the "Subscription Agreement") attached hereto as Attachment A, completed and executed in full, to the Sales Agent, on or prior to the Expiration Date. Subscribers should retain a copy of the completed Subscription Agreement for their records. The subscription price is due and payable when the Subscription Agreement is delivered. Payment must be made in United States dollars by cash or by check, bank draft or money order drawn to the order of "RESOURCE TRUST COMPANY, ESCROW ACCOUNT FOR NORTHERN STAR FINANCIAL, INC." in the amount of $10.00 multiplied by the number of shares subscribed for.

                                USE OF PROCEEDS

BY THE COMPANY

  Upon satisfaction of all of the conditions discussed in "The Offering-- Conditions to the Offering and Release of Funds," all subscription funds held in escrow for this Offering and the Private Offering will be released and will become capital of the Company. The Company expects that net proceeds from the sale of the Minimum and Maximum will be $1,467,950 and $3,076,150, respectively, after deducting the Sales Agent's commission (which the Company anticipates will be $102,050 if the Minimum is sold and $213,850 if the Maximum is sold). The net proceeds from the Private Offering will be $1,210,000.

  The Company plans to use $1,390,000 of the estimated net proceeds from the sale of the Minimum plus $1,210,000 in net proceeds from the sale of shares to the Organizers in the Private Offering, a total of $2,600,000, to capitalize the Bank by purchasing all the Bank's common stock to be issued. The Company expects that the DOC and FDIC will require the Bank to be capitalized at a level of at least $2,500,000 before it can commence banking operations. Approximately $75,000 of net proceeds will be used to pay organizational and offering expenses of the Company, including legal and accounting fees, printing expenses and blue sky fees and expenses, some of which have been advanced by the Organizers. The Company plans to initially invest all remaining sums in United States government securities or as a deposit at the Bank. Such funds may be used to purchase additional capital stock of the Bank or make loans to the Bank as necessary to maintain compliance with regulatory capital requirements and borrowing restrictions as the Bank grows.

  The following table sets forth the anticipated use of proceeds by the Company from this Offering and the Private Offering based on the sale of the Minimum and Maximum number of shares in this Offering.

                                                          MINIMUM     MAXIMUM
                                                        OFFERING(1)  OFFERING(2)
                                                        -----------  ----------
   Gross proceeds from Private Offering (3)...........  $1,210,000   $1,210,000
   Gross proceeds from this Offering..................   1,570,000    3,290,000
   Sales Agent's commission (4).......................    (102,050)    (213,850)
   Organizational and Offering expenses...............     (75,000)     (75,000)
   Investment in capital stock of the Bank............  (2,600,000)  (2,600,000)
                                                        ----------   ----------
   Remaining proceeds.................................  $    2,950   $1,611,150
                                                        ==========   ==========

--------
(1)  Assumes that 157,000 shares of Common Stock are sold in this Offering.
(2)  Assumes that 329,000 shares of Common Stock are sold in this Offering.
(3) Includes proceeds from subscriptions purchased by the Organizers in the amount of $1,210,000.
(4) The Sales Agent's commission will be 5.5% with respect to shares sold in this Offering to certain investors identified by the Organizers (up to an aggregate of 100,000 shares) and 6.5% with respect to other shares sold in this Offering, except that the Sales Agent will not receive any commission on shares to be purchased by the Organizers in this Offering and the Private Offering. The commissions described in this table reflect the payment of a 6.5% commission on all sales.

BY THE BANK

  The Company anticipates that approximately $433,000 will be used for pre-opening expenses of the Bank including leasehold improvements and the acquisition of furniture, fixtures, and equipment (including computer equipment), and $70,000 for organizational expenses of the Bank including consulting fees, expenses for market analysis and feasibility studies, and legal fees and expenses. The balance of the proceeds to be received by the Bank and available for use in the first year (estimated at $2,097,000 if the Minimum or the Maximum is sold) will be used for loans to customers, investments, and other general corporate purposes.

  The following table depicts the anticipated use of proceeds by the Bank. All proceeds received by the Bank will be in the form of an investment by the Company in the Bank's capital stock.

                                                        MINIMUM     MAXIMUM
                                                      OFFERING(1)  OFFERING(2)
                                                      -----------  ----------
   Investment by the Company in the Bank's capital
    stock (3)........................................ $2,600,000   $2,600,000
   Pre-Opening Expenses..............................   (433,000)    (433,000)
   Organizational Expenses...........................    (70,000)     (70,000)
                                                      ----------   ----------
   Remaining Proceeds................................ $2,097,000   $2,097,000
                                                      ==========   ==========

--------
(1)  Assumes that 157,000 shares of Common Stock are sold in this Offering.
(2)  Assumes that 329,000 shares of Common Stock are sold in this Offering.
(3) Includes proceeds from subscriptions purchased by the Organizers in the amount of $1,210,000.

  Although the amounts set forth above provide an indication of the proposed use of funds based on the Organizers' plans and estimates, actual expenses may vary from the estimates. These estimates were based on assumptions that the Organizers believed were reasonable, but as to which no assurances can be given. The Organizers believe that the estimated minimum net proceeds of this Offering will satisfy the cash requirements of the Company and the Bank for their respective first three years of operations and that neither the Company nor the Bank will need to raise additional funds for operations during this period, but there can be no assurance that this will be the case.

  Pending utilization of the net proceeds of this Offering, the Company plans to invest net proceeds in short-term money market investments, high grade commercial paper and interest-bearing bank accounts.

                                CAPITALIZATION

  The following table sets forth the actual consolidated capitalization of the Company as of June 30, 1998, and the pro forma capitalization as adjusted to reflect the cancellation of ten shares concurrently with the closing of the Minimum, the sale of the Minimum and Maximum number of shares offered hereby and the 121,000 shares offered in the Private Offering and the application of the estimated proceeds from such offerings as set forth in "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements (including the Notes thereto) included elsewhere in this Prospectus.


                                                       JUNE 30, 1998
                                               -------------------------------
                                                           AS ADJUSTED(3)
                                                        ----------------------
                                               ACTUAL    MINIMUM     MAXIMUM
                                               -------  ----------  ----------
Shareholders' equity:
  Common stock, $0.01 par value; 20,000,000
   shares authorized; 10 shares issued and
   outstanding (278,000 shares as adjusted for
   the Minimum and 450,000 shares as adjusted
   for the Maximum) (1).......................   $0.10      $2,780      $4,500
  Paid-in capital.............................   99.90   2,777,220   4,595,500
  Accumulated deficit(2)......................  (3,959)     (3,959)     (3,959)
                                               -------  ----------  ----------
Total shareholders' equity.................... $(3,859) $2,776,041  $4,496,041
                                               =======  ==========  ==========

--------
(1) Does not include: (i) 12,000 shares of Common Stock issuable upon exercise of outstanding nonqualified stock options granted to the Company's non-employee directors pursuant to the Company's 1998 Equity Incentive Plan;
    (ii) 24,200 shares of Common Stock issuable upon exercise of outstanding nonqualified options issued to the Organizers and 10,000 shares of Common Stock reserved for issuance under the Sales Agent's warrants. Following the closing of the Minimum, the Company intends to grant incentive stock options to Mr. Stienessen to purchase 3,000 shares of Common Stock and an aggregate of an additional 3,000 incentive stock options to key management personnel at the initial public offering price. See "Management."
(2) The accumulated deficit as of June 30, 1998, is comprised of operating expenses.
(3) Concurrently with the closing of the Minimum, the Company will redeem the 10 shares of Common Stock presently outstanding at $10.00 per share, the same price per share at which the Common Stock was issued.

                                DIVIDEND POLICY

  The Board of Directors expects initially to follow a policy of retaining any earnings to provide funds to operate and expand the business. Consequently, it is unlikely that any cash dividends will be paid in the near future. The Company's ability to pay any cash dividends to its shareholders in the future will depend primarily on the Bank's ability to pay dividends to the Company. In order to pay dividends to the Company, the Bank must comply with the requirements of all applicable laws and regulations. For example, before any dividend can be paid by the Bank to the Company, Minnesota statutes require the Bank to set aside all of its net profits to a surplus fund until the fund equals a certain percentage of the Bank's capital. See "Supervision and Regulation Bank Regulation--Payment of Dividend by the Bank." In addition to the availability of funds from the Bank, the future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions. The discretion of the Company's Board of Directors is constrained by Minnesota law, which provides that the Board of Directors may only authorize a dividend in good faith and only after the Board determines that the Company will be able to pay its debts in the ordinary course of business after paying the dividend.

                               PLAN OF OPERATION

  Northern Star Financial, Inc. was formed to organize and own all of the capital stock of Northern Star Bank. The Organizers filed an application with the DOC and FDIC in July 1998 to charter the Bank with the State of Minnesota and to obtain deposit insurance. The issuance of a charter will depend, among other things, upon compliance with certain legal requirements that may be imposed by the DOC and FDIC, including capitalization of the Bank with at least a specified minimum amount of capital, which the Organizers believe will be $2,500,000. Additionally, the Company must obtain the approval of the Federal Reserve to become a bank holding company before acquiring the capital stock of the Bank. The Organizers expect to receive all regulatory approvals by October 15, 1998.

  As of June 30, 1998, the Company had total assets of $14,806, consisting primarily of deferred organization costs ($9,226) and prepaid expenses ($5,580). The Company incurred a net loss of $(3,959) for the period from inception (January 22, 1998) to June 30 1998. Management believes that the current level of expenditures is within the financial capabilities of the Organizers and is adequate to meet existing obligations and fund current operations.

  Upon the completion of the sale of the Minimum and opening of the Bank, incurred organization and Private Offering expenses of the Company, estimated to be $5,000 (consisting principally of legal, regulatory and incorporation fees), will be deferred and amortized over the Company's initial 60 months of operations. Offering expenses, estimated to be $75,000 (consisting principally of direct incremental costs of this Offering), will be deducted from the proceeds of this Offering and result in an decrease in additional paid-in capital.

  Following the opening of the Bank, the Bank is expected to incur approximately: (1) $403,000 in expenses relating to leasehold improvements, and the acquisition of furniture, fixtures and equipment which will be collectively depreciated over approximately 10 years; (2) $30,000 in pre-opening expenses which will be expensed currently; and (3) $70,000 in organizational expenses including consulting fees, and expenses for market analysis and feasibility studies and legal expenses which will be amortized to expense over 60 months upon commencement of operations.

  During the first twelve months of the Bank's operation, the Company anticipates that it will focus on developing a strong community banking organization. In doing so, the Bank intends to initially focus on the many operational issues associated with opening a new bank, including attracting deposits, developing and implementing loan policies and procedures and originating loans, hiring new employees, and marketing. Thereafter, the Company may seek opportunities to expand operations through branch purchases or through acquisitions.

  The Company believes that this Offering will provide the Company with sufficient capital to successfully implement its current business plan during the three year period following the closing of the Minimum, although there can be no assurance that the Company will not modify its current business plan or require additional capital to execute its current or modified plan.

  Like many financial institutions, the Company and the Bank will rely upon computers to conduct of their respective businesses and for information systems processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year resulting in widespread computer malfunctions. The Company and the Bank will generally rely on software and hardware developed by independent third parties to provide the information systems used by the Company and the Bank. The Company intends to seek assurances about the Year 2000 compliance with respect to any third party hardware or software system it intends to use. The Company intends to contract with Fiserv to use the ITT client-server core retail banking system, and the Company has been advised that Fiserv believes this system is Year 2000 compliant. The Company also believes that its other internal systems and software and the network connections it will maintain will be adequately programmed to address the Year 2000 issue. Based on information currently available, management does not believe that either the Company or the Bank will incur significant costs in connection with the year 2000 issue. Nevertheless, there can be no assurances that all hardware and software that the Company or the Bank uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs the Company and the Bank will incur to respond to any Year 2000 issues.

  The Company has developed a "Year 2000 Project Plan" whereby it plans to create a "Year 2000 Project Team" to be formed from the Bank's management and staff to address the issues and problems associated with the Year 2000 issues. Pursuant to the Company's "Year 2000 Project Plan" the Company has chosen to follow the statement of the "Year 2000 Project Management Awareness" dated May 5, 1997 by the Federal Financial Institutional Examinatory Council.

                               PROPOSED BUSINESS

GENERAL

  The Company, a Minnesota corporation, was formed for the purpose of becoming a bank holding company to own all of the issued and outstanding capital stock of the Bank. The Company intends to engage in the business of owning the bank as its primary asset. In the future, the Company may engage in certain activities permitted by the Bank Holding Company Act of 1956, as amended (the "BHCA"), pursuant to approvals which may be sought and granted hereafter by the Federal Reserve. Any such activities would consist primarily of financial activities closely related to the business of banking. For the near future, subject to the completion of the transactions contemplated herein, the business of the Company will essentially be the operation of the Bank.

  In July 1998, the Organizers filed an application to charter the Bank with the State of Minnesota Department of Commerce (the "DOC"). The DOC is expected to make a determination of the Bank's application within sixty (60) days after the submission. Concurrently with the submission of the application to the DOC, the Organizers submitted to the FDIC an application for deposit insurance coverage. It is anticipated that the FDIC will act on the Bank's application within sixty (60) days of its submission. Following initial approval of the charter application from the DOC, if obtained, the Company will submit an application to the Federal Reserve for prior approval of the Company to become a bank holding company under the BHCA. The Federal Reserve is expected to make a determination on the Company's application within sixty (60) days following submission of the application. Although the Company expects approval of all of these applications by October 15, 1998, no assurances can be given that all approvals will be obtained or if obtained, that such approvals will be within the stated time frames.

  The Bank is expected to provide a wide range of commercial and consumer banking services primarily to residents of the Minnesota counties of Blue Earth and Nicollet, which include the Mankato, Minnesota area. The Bank's Organizers are active in area civic organizations and have developed strong networks of personal and business contacts within the community. The Bank intends to distinguish itself by responding quickly to the changing needs of its market. The Company believes that the insight gained by the Organizers from their years of living in the community will aid the Bank in determining what products and services to offer the Bank's customers. The Company expects that many of the Organizers will be substantial customers of the Bank and will be able to provide valuable referrals.

  The Bank plans to offer a full range of deposit products and services, as well as credit and operational services. Depository services will likely include (i) IRA plans, (ii) tax depository and payment services,
(iii) automatic transfers, (iv) bank by mail, (v) direct deposits, (vi) no-fee savings account, (vii) money-market savings accounts, (viii) passbook savings, and (ix) various forms and terms of certificates of deposit ("CDs"), both fixed and variable rate. The Bank intends to attract deposits through advertising and by pricing depository services competitively. Credit services are expected to include (i) commercial and industrial loans, (ii) real estate construction and land development loans, (iii) conventional and adjustable rate real estate loans secured by residential properties, (iv) real estate loans secured by commercial properties, (v) consumer loans for items such as home improvements, vehicles, boats and education offered on installment and single payment bases, as well as overdraft protection, (vi) government guaranteed loans including SBA, VA and FHA, and (vii) letters of credit. Bank operation services are expected to include (i) cashier's checks, (ii) traveler's checks, (iii) money orders, (iv) collections, (v) currency and coin processing, (vi) wire transfer services, (vii) deposit bag rentals, (viii) stop payments, and (ix) savings bonds. Other services are expected to include servicing of secondary market real estate loans, notary services, photocopying, faxing and signature guarantees. The Bank does not plan to offer trust services at this time.

DEPOSITS

  The Bank intends to leverage its location, near Mankato's retail, residential and industrial areas, to attract and retain core deposits. The Bank intends to offer a full range of deposit services that are typically available in most banks, including commercial and consumer checking accounts, pass book accounts, time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit, Individual Retirement Accounts ("IRAs") and Keogh accounts. The accounts' terms will vary with principal differences being the minimum balance required, the time period funds must remain on deposit and interest rate, and will be tailored to the Bank's principal market area at rates competitive to those in the Mankato, Minnesota area. The Bank intends to solicit these accounts from individuals, businesses, associations and organizations, and government authorities through advertising and by pricing depository services competitively.

LENDING ACTIVITIES

  General. The Bank plans to emphasize a range of lending activities, including commercial, agricultural, construction, residential and consumer loans, to individuals and small- to- medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in the Bank's market area. The Bank will initially focus on commercial and consumer lending, emphasizing its philosophy of becoming a community bank with an expertise in residential lending.

  Real Estate Loans. The Bank intends to provide residential and non-residential loans secured by first or second mortgages on real estate. The Bank intends to emphasize the origination of adjustable-rate mortgage ("ARM") loans and loans with shorter terms to maturity than traditional 30-year fixed-rate loans. Generally, the Bank will limit the term of residential loans held in its portfolio to 15 years. The Bank's strategy will be to have a high percentage of assets in portfolio with more frequent re-pricing or shorter maturity, and in some cases, higher yields, than long-term fixed rate mortgage loans. In addition, the Bank may originate fixed-rate mortgages. As general market interest rates decrease, the Bank expects that borrowers will favor fixed-rate loans over adjustable-rate loans which provide borrowers a more predictable payment schedule. As a result, the origination of adjustable-rate loans is expected to decrease while fixed-rate loans are expected to be in greater favor with borrowers. The relative demand for adjustable-rate and fixed-rate loans is expected to vary considerably, depending upon such factors as the level of interest rates, expectations regarding future interest rates and the relationship between long-term and short-term interest rates. Current loan demand is expected to remain strong because of low interest rates and damage to area homes by summer storms. The Federal Emergency Management Administration estimates that over 700 homes in the Bank's market area were totally destroyed as a result of spring and summer storms, with hundreds more severely damaged. The Bank anticipates that many of the homeowners will be seeking new mortgages. Substantially all of the Bank's fixed-rate one-to-four family loans will be originated in accordance with criteria which permits their sale in the secondary market, and substantially all such loans with terms in excess of 15 years will be sold on a best efforts basis. As a result, the bank believes it will not be subject to exposure to losses incurred as a result of changes in interest rates.

  The Bank will also seek to originate nonresidential real estate loans consisting of office, office warehouse and owner occupied commercial property. The Bank intends to originate commercial real estate loans in amounts of up to 75% of the appraised value of the property. Such appraised value will likely be determined by an independent appraiser previously approved by the Bank. The Bank's commercial real estate loans will likely be permanent loans secured by approved property such as small office buildings, retail stores, small strip plazas, and other non-residential buildings. The Bank intends to originate commercial real estate loans with amortization periods of up to 25 years, primarily as adjustable rate mortgages.

  Loans secured by commercial real estate involve a greater degree of risk than do residential real estate loans. Consequently, the Bank intends to place great reliance on the cash flow from the project being financed as well as the borrower's ability to support the debt obligation in periods of reduced cash flows. The increased credit risk is the result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project.

  Risks associated with residential and nonresidential mortgage loans include the inherent risk of the credit worthiness of the Bank's borrowers, the Bank's inability to sell foreclosed real estate in a down market or economy, shifts in the demographics of a given market from residential zoning to commercial, the displacement of individual consumers due to corporate downsizing/loss of income, and an overall economic downturn creating unemployment due to lack of product demand.

  Commercial Loans. The Bank intends to make secured and unsecured loans to businesses and professional concerns. Such loans are expected to include commercial and industrial loans for plant and equipment, operating loans, deposit secured loans, loans guaranteed by the Small Business Administration and letters of credit. Short-term loans secured by commercial or residential property will likely be classified as commercial loans rather than mortgage loans if they are not taken out for the purpose of acquiring real estate. Variable rate loans will generally have a floor rate but not a ceiling rate. In a falling interest rate environment, the floor rates should help limit the Bank's interest rate risk exposure. The Bank intends to develop its own risk rating system, defined in terms of both loan and borrower characteristics, to measure credit risk in its commercial and industrial loan portfolio. The principal economic risk associated with each category of anticipated loans, including commercial loans, is the creditworthiness of the Bank's borrowers. The risks associated with commercial loans will vary with many economic factors, including the economy in the Mankato area. The well-established banks in the Mankato area will make proportionately more loans to medium- to large-sized businesses than the Bank. Many of the Bank's anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able than larger borrowers to withstand competitive, economic and financial conditions.

  Consumer Loans. The Bank considers consumer loans to be an important component of its strategic plan because such loans generally have shorter terms to maturity, thereby reducing the Bank's exposure to interest rate changes, and generally carry higher rates of interest than do commercial or residential loans. The Bank intends to make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity and home improvement loans and lines of credit. Additionally, the Bank will make loans for the purchase of cars, recreation vehicles and household appliances, including computers, lawn and stereo equipment. The Bank expects to originate student loans and sell such loans in the secondary market. The underwriting standards employed by the Bank for consumer loans will include a determination of the applicant's payment history on other debts and an assessment of his ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant will be a primary consideration, the underwriting process will generally also include a comparison of the value of the security, if any, in relation to the proposed loan amount. The underwriting criteria for home equity loans and lines of credit will generally be the same as applied by the Bank when making a first mortgage loan, as described above. Home equity lines of credit will typically expire ten years or less after origination. As with other categories of loans, the principal economic risk associated with consumer loans is the creditworthiness of the Bank's borrowers, and the principal competitors for consumer loans will be the established banks in the Bank's market area.

  Agricultural. The Bank intends to make credit available to farmers for feed, seed, fertilizer, livestock, machinery and equipment, and to meet operating expenses. The related loans will are expected to be both secured and unsecured and payable on time or on demand.

  Construction Loans. The Bank will seek to make construction loans to builders and to single-family owner-occupied home owners for which the Bank also provides permanent financing. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent upon the accuracy of the initial estimate of the property's value at completion of the project and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result, the Bank will place a strong emphasis on the availability of "take-out" financing, and upon the borrower's ability to repay principal and interest and of the experience a expertise of the builder who is constructing the property.

  Loan Approval and Review. The Bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the officers' loan committee. The Bank will establish an officers' loan committee that has lending limits, and any loan in excess of this lending limit will be approved by the directors' loan committee. The Bank will not make any loans to any director, officer, or employee of the Bank unless the loan is approved by the board of directors of the Bank and is made on terms not more favorable to any person than would be available to a person not affiliated with the Bank.

  Lending Limits. The Bank's lending activities will be subject to a variety of lending limits imposed by Minnesota law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Bank), in general the Bank will be subject to a loan-to-one-borrower limit. Pursuant to Minnesota law, the Bank may not loan or guaranty more than 20% of its actual paid-in-capital and its actual surplus to any individual. Unless the Bank is able to sell participations in its loans to other financial institutions, the Bank will not be able to meet all of the lending needs of the loan customers requiring aggregate extensions of credit above these limits. It is not currently anticipated that the Bank will have an initial loan loss reserve when it commences operations.

OTHER BANKING SERVICES

  Other anticipated bank services include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The Bank plans to become associated with a shared network of automatic teller machines that may be used by the Bank customers throughout the Mankato area. The Organizers believe that by being associated with a shared network of ATMs, the Bank will be better able to serve its customers and will be able to attract customers who are accustomed to the convenience of using ATMs, although the Organizers do not believe that maintaining this association will be critical to the Bank's success. The Bank intends to begin offering these services shortly after the Bank's opening. The Bank also plans to offer MasterCard and Visa credit card services through a correspondent bank as an agent for the Bank. The Bank does not plan to exercise trust powers during its initial years of operation.

MARKET AND COMPETITION

  The Bank's principal market area is the Minnesota counties of Blue Earth and Nicollet, which areas include the communities of Mankato, North Mankato, LeHillier and Skyline, Minnesota, from which it is expected to draw at least 80% of its business. The population of the market area is approximately 85,000 people. The 1997 median household income for the area was approximately $43,000. Management believes that the Bank's local ownership provides it an advantage within this market area.

  The business of operating a community bank is highly competitive. The Bank will compete with community and national banks, credit unions, thrifts, and non-financial institutions such as insurance companies and investment banks. As of the date of this Memorandum, the two Minnesota counties of Blue Earth and Nicollet are served by 42 offices of 22 different banks, three federal savings banks and five credit unions. The communities of Mankato and North Mankato are served by four locally chartered commercial banks and one locally chartered savings bank. The acquisition of two of the four bank charters and the relocation of the savings bank charter are pending. Banks and credit unions located outside of the counties of Blue Earth and Nicollet also will compete with the Bank. Most, if not all, of the Bank's competitors have substantially greater financial resources than the Company. The Organizers, however, believe that the Mankato region can support and benefit from the Bank. The Bank believes its competitive strength will lie in providing long-term, relationship-oriented banking services by management and employees with strong ties to the Mankato area. The Bank expects to target all members of the area, especially local business and home owners.

  The Bank intends to utilize newspaper, radio and billboard advertising in the two county region which it serves. It intends to focus on image building and name recognition and emphasize its deposit products and services.

FACILITIES

  The Bank has entered into a 10-year lease agreement to lease a banking office at 1650 Madison Avenue, Mankato, Minnesota. The lease is subject to the Bank obtaining all government approvals necessary to begin banking operations. The Company believes this site is desirable because of the high visibility of its location and the amount of traffic which passes it each day. The Bank will occupy approximately 5,000 square feet of a 18,000 square foot colonial style office building. The building will include a teller line with three tellers, two platform positions, a drive-through and adjacent executive and administrative offices and other facilities necessary to operate a full-service consumer and commercial bank. The Bank will pay monthly rent of approximately $6,042 during the first three years of the lease, $6,250 for the next three years, and $6,458 for the last four years, and will have the option to extend the lease term for two consecutive five year periods with a right of first refusal on any additional space that becomes available. A company affiliate is also an affiliate of the lessor. See "Interest of Management and Others in Certain Transaction."

EMPLOYEES

  Currently, the Company has only one employee, Thomas Stienessen, who will be the President and Chief Executive Officer of the Bank. Assuming regulatory approval is obtained, the Company will recruit other appropriate employees for the Bank staff as its opening date approaches. The Bank intends that its operating staff will consist of 8-10 people at the time of its opening.

LITIGATION

  The Company is not a party to any significant pending legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's directors and executive officers, as of the date of this Prospectus, and the proposed directors and executive officers of the Bank, upon completion of this Offering, are:

NAME                  AGE      POSITION WITH COMPANY            POSITION WITH BANK
----                  --- ------------------------------- -------------------------------
Thomas Stienessen      52 Chief Executive Officer,        Director; Chief Executive
                          President  and a Director       Officer and  President
Dean Doyscher (1)      53 Director                        Director
Frank Gazzola (1)      70 Chief Financial Officer,
                          Treasurer,  Secretary and a
                          Director                        Director
Michael Reynolds (1)   55 Director                        Director
Thomas Reynolds (1)    61 Director                        Director

--------
(1) Member of the Compensation and Audit Committees of the Board of Directors.

  THOMAS P. STIENESSEN--has been Chief Executive Officer, President and a Class II Director of the Company since its formation. Prior to forming the Company, Mr. Stienessen served as Chief Executive Officer and President of SGL, Inc., a holding company for the Family Bank, where Mr. Stienessen served as Chairman, Chief Executive Officer, President and Director as well as a member of the Executive and Operating Committees since January 1991. Mr. Stienessen has more than 25 years of experience in banking and in mortgage banking including consumer, residential, construction, commercial and commercial real estate lending. Mr. Stienessen's experience includes bank marketing, branch management, branch operations, accounting, planning and budgeting, underwriting and correspondent/ending. Previous banking experiences include positions as Senior Vice President of TCF Mortgage Corporation and Vice President and Regional Manager of TCF Bank. Mr. Stienessen's residential address is 11 Marie Lane Lake Emily, St. Peter, Minnesota 56082.

  DEAN DOYSCHER--has been a Class III Director of the Company since its formation. Mr. Doyscher, a Minnesota native, has served as President of Security Management and Realty, Inc. since 1978. Security Management and Realty, Inc. owns and manages commercial property throughout all of rural Minnesota including rural housing projects in over 55 Minnesota cities. Mr. Doyscher attended Mankato State University where he earned both undergraduate and graduate degrees in Urban and Regional Planning. Mr. Doyscher was employed as the Deputy Director of the Model Cities Program for Lewiston, Maine before becoming the Director of Planning for the City of Mankato and Blue Earth County in 1972. During 1973-1976 Mr. Doyscher served as the first Executive Director of the Region Nine Development Commission serving nine counties in South Central Minnesota. Prior to forming his own management and realty company in 1988, Mr. Doyscher served from 1976-1988 as a consultant with Professional Planning and Development providing rural Minnesota cities with tax increment financing, economic development, zoning and housing plans. Professional Planning and Development was named Minnesota's Economic Developer of the Year in 1988. Mr. Doyscher's other relevant experience includes service as President, Minnesota Planning Association; Director, Minnesota Council for Affordable and Rural Housing; and past member of the Board of Directors, Mid-America, Bank South. Mr. Doyscher's residential address is 78 Cree Point, Mankato, Minnesota 56001.

  FRANK GAZZOLA--has been Chief Financial Officer, Treasurer, Secretary and a Class II Director of the Company since its formation. Mr. Gazzola has served as President of Frank L. Gazzola, Chartered, Certified Public Accountants since 1987. Mr. Gazzola has been engaged in public accounting for over 25 years, for most of that time as the founder and managing partner of one of Southern Minnesota's largest CPA firms. Mr. Gazzola was a founder of SGL, Inc., a holding company for the Family Bank and served as an officer and director until April 1998. He has served on the boards of numerous civic, commercial and financial enterprises including Mankato District 77 School Board and Director and Treasurer of American Western Corporation, a manufacturer of extruded plastic products. Mr. Gazzola attended Columbia University, the University of Minnesota, and

Mankato State University from which he received a B.S. in Business Administration. Mr. Gazzola's residential address is 224 Crestwood Drive, North Mankato, Minnesota 56003.

  MICHAEL REYNOLDS--has been a Class I Director of the Company since its formation. Mr. Reynolds served as Vice-President of Reynolds Welding Supply Company in Mankato, Minnesota and Welders Supply Company in Wilmar, Minnesota since 1963. Reynolds Welding Supply Company is engaged in the sale of industrial gases and welding supplies and operates in three states. Mr. Reynolds has been involved in many fund raising efforts for the Mankato State University Athletic Department. He previously served as volunteer for the Mankato United Way and is a past president of the Mankato Golf Club. Mr. Reynolds is the brother of Thomas Reynolds. Mr. Reynold's residential address is 74 Cree Point, Mankato, Minnesota 56001.

  THOMAS REYNOLDS--has been a Class III Director of the Company since its formation. Mr. Reynolds is a Mankato native and has served as President of Welders Supply Company and Reynolds Welding Supply, since 1952. Mr. Reynolds served on the Board of Directors for the National Bank of Commerce, presently called Mid-America Bank, for six years from 1984 to 1990. Mr. Reynolds is the brother of Michael Reynolds. Mr. Reynold's residential address is 19 Dellview Lane, Mankato, Minnesota 56001.

  As of the date of this Prospectus, the Company's management consists of Mr. Thomas Stienessen, who serves as the Company's President and Chief Executive Officer and Frank Gazzola who serves as the Company's temporary Chief Financial Officer. The Bank intends to enter into an employment agreement with Mr. Stienessen following the closing of the Minimum. See "Management-- Employment Agreement." Following completion of the Minimum, the Bank anticipates it will hire qualified persons with banking experience for the following key management positions: (i) vice president and chief financial officer; (ii) vice president of lending; and (iii) vice president of operations. Although the Company has not entered into any agreement with any person to serve in any of the positions identified above, it has interviewed and identified potential qualified candidates. No assurance can be made, however, that a formal offer will be made to any of the potential qualified candidates or that such candidates will accept employment with the Bank. The Company anticipates that it will pay the three key managers an aggregate of $130,000 per year in annual base salary compensation and each manager will be granted an incentive stock option to purchase 1,000 shares of Common Stock.

  The number of directors is determined by the shareholders at their annual meeting, subject to the right of the shareholders to change such number between annual meetings and the right of the Board to increase such number between annual meetings. The Board of Directors consists of three classes of directors: Class I who hold office until the 1999 Annual Shareholders Meeting, Class II who hold office until the 2000 Annual Shareholders Meeting and Class III who hold office until the 2001 Annual Shareholders Meeting, or in all cases until their successors are elected. Executive officers of the Company and Bank are appointed by and serve at the discretion of the Board of Directors. The Board of Directors has a Compensation Committee which provides recommendations concerning salaries and other compensation to be paid to executive officers of the Company and administers the Company's 1998 Equity Incentive Plan and an Audit Committee which is responsible for reviewing the Company's audit process.

DIRECTOR COMPENSATION

  Directors of the Company and the Bank will be reimbursed for their expenses incurred in attending board meetings and will receive director compensation in an amount consistent with industry standards. Company board meetings are expected to be held at least every quarter, as necessary, and Bank board meetings are expected to be held at least once each month. Pursuant to the Company's 1998 Equity Incentive Plan, non-employee directors upon initial election to the Board of Directors are automatically granted a nonqualified option to purchase 3,000 shares of Common Stock at fair market value. Each non-employee director who is re-elected as a director or whose term of office continues after a meeting of shareholders at which directors are elected, is automatically granted an option to purchase 3,000 shares of Common Stock at fair market value. The non-employee directors currently hold nonqualified options to purchase an aggregate of 12,000 shares of Common Stock at an exercise price of $10.00 per share. See "Management--1998 Equity Incentive Plan."

EMPLOYMENT AGREEMENT

  The Bank intends to enter into a three-year employment agreement with Mr. Stienessen, following the closing of the Minimum, pursuant to which Mr. Stienessen will serve as the President and Chief Executive Officer of the Bank. During the term of the agreement, Mr. Stienessen will be paid an annual salary of $100,000 and is eligible to participate in discretionary bonuses that may be authorized by the board of directors to its senior management. Mr. Stienessen will be eligible to participate in any management incentive program of the Bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards thereunder. Additionally, Mr. Stienessen will participate in the Bank's retirement, welfare and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses. Furthermore, if in connection with a change of control of the Bank, Mr. Stienessen is terminated without cause or voluntarily quits because of certain specified reasons, he is entitled to a lump sum payment of 2.99 times his annual base salary. As of the date of this Prospectus, neither the Company nor the Bank has paid any compensation to its executive officers. The Company will pay Mr. Stienessen additional compensation of $25,000, upon receipt of approval of the Organizers' applications with the FDIC and the DOC and the Company's application with the Federal Reserve, for organizational services he rendered prior to approval of the applications.

STOCK OPTIONS

  In August 1998, the Board of Directors and shareholders adopted the Northern Star Financial, Inc. 1998 Equity Incentive Plan (the "Plan"), and reserved 41,700 shares of Common Stock for issuance pursuant to the Plan. As of the date of this Prospectus, the Company has outstanding under the Plan options to purchase an aggregate of 12,000 shares at an exercise price of $10.00 per share. In addition, the Company has outstanding nonqualified options, granted to the Organizers outside the Plan, to purchase an aggregate of 24,200 shares of Common Stock. Following the closing of the Minimum, the Company anticipates that it will issue incentive stock options to Mr. Stienessen to purchase 3,000 shares of Common Stock at $10.00 per share and incentive stock options to purchase an aggregate of 3,000 shares to key management personnel.

1998 EQUITY INCENTIVE PLAN

  A general description of the basic features of the Plan is presented below, but such description is qualified in its entirety by reference to the full text of the Plan, a copy of which may be obtained without charge upon written request to Thomas Stienessen, the Company's Chief Executive Officer.

  Purpose. The purpose of the Plan is to promote the success of the Company by facilitating the employment and retention of competent personnel and by furnishing incentive to directors, officers and employees of the Company and consultants and advisors to the Company, upon whose efforts the success of the Company will depend to a large degree.

  Term. Incentive stock options may be granted pursuant to the Plan during a period of ten (10) years from the date the Plan was adopted by the Board of Directors (until August 2008), and nonqualified stock options may be granted until the Plan is discontinued or terminated by the Board of Directors.

  Administration. With the exception of the stock options automatically issued to Non-Employee Directors as described below, the Plan is administered by the Board of Directors or the Compensation Committee of the Board of Directors, all of the members of which are "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934 (collectively referred to as the "Administrator"). The Plan gives broad powers to the Administrator to administer and interpret the Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted.

  Eligibility. All employees of the Company or any subsidiary are eligible to receive incentive stock options pursuant to the Plan. All employees, officers and directors of and consultants and advisors to the Company or any subsidiary are eligible to receive nonqualified stock options. As of the date of this Prospectus, the Company had two employees, whom are officers, and four directors who are not employees.

  Options. When an option is granted under the Plan, the Administrator, at its discretion, specifies the option price and the number of shares of Common Stock which may be purchased upon exercise of the option. The exercise price of an incentive stock option set by the Administrator may not be less than 100% of the fair market value of the Company's Common Stock, as that term is defined in the Plan. Unless otherwise determined by the Administrator, the exercise price of a nonqualified stock option will not be less than 100% of the fair market value on the date of grant; provided, however, that the exercise price may not be less than 85% of the fair market value on the date of grant. The period during which an option may be exercised and whether the option will be exercisable immediately, in stages, or otherwise is set by the Administrator. Generally, an incentive stock option may not be exercisable more than ten (10) years from the date of grant. Optionees may pay for shares upon exercise of options with cash, certified check or Common Stock of the Company valued at the stock's then "fair market value" as defined in the Plan. Each option granted under the Plan is generally nontransferable during the lifetime of the optionee; however, the Administrator may, in its sole discretion, permit the transfer of a nonqualified stock option to immediate family members or to certain family trusts or family partnerships.

  Generally, under the form of option agreement which the Administrator is currently using for options granted under the Plan, if the optionee's affiliation with the Company terminates before expiration of the option for reasons other than death or disability, the optionee has a right to exercise the option for three months after termination of such affiliation or until the option's original expiration date, whichever is earlier. If the termination is because of death or disability, the option typically is exercisable until its original stated expiration or until the 12-month anniversary of the optionee's death or disability, whichever is earlier. The Administrator may impose additional or alternative conditions and restrictions on the incentive or nonqualified stock options granted under the Plan; however, each incentive option must contain such limitations and restrictions upon its exercise as are necessary to ensure that the option will be an incentive stock option as defined under the Internal Revenue Code.

  Change of Control. In the event that (i) the Company is acquired through the sale of substantially all of its assets or through a merger or other transaction (a "Transaction"), (ii) after the effective date of the Plan a person or entity becomes the holder of 30% or more the Company's outstanding Common Stock, or (iii) individuals who constituted the Board on the effective date of the Plan ceased for any reason thereafter to constitute at least a majority of the Board of Directors (with exceptions for individuals who are nominated by the current Board of Directors), all outstanding options will become immediately exercisable in full and will remain exercisable during the remaining terms of such outstanding options, whether or not the participants to whom the options have been granted remain employees of the Company or a subsidiary. The acceleration of the exercisability of outstanding options may be limited, however, if the acquiring party seeks to account for a Transaction on a "pooling of interests" basis which would be precluded if such options are accelerated. The Board may also take certain additional actions, such as terminating the Plan, providing cash or stock valued at the amount equal to the excess of the fair market value of the stock over the exercise price, or allowing exercise of the options for stock of the succeeding company.

  Automatic Grants to Non-Employee Directors. The Plan provides for automatic option grants to each director who is not an employee of the Company (a "Non-Employee Director"). Each Non-Employee Director who is a director on the date the Plan was adopted by the Board of Directors or who is elected for the first time as a director shall automatically be granted a nonqualified option to purchase 3,000 shares of the Common Stock at an option price per share equal to 100% of the fair market value of the common stock on the date of the Non-Employee Director's initial election, which option is exercisable, to the extent of 1,000 shares immediately and on each of the first two anniversaries of the date of grant. Each Non-Employee Director who is re-elected as a director of the Company or whose term of office continues after a meeting of shareholders at which directors are elected shall, as of the date of such re-election or shareholder meeting, automatically be granted an immediately exercisable nonqualified option to purchase 3,000 shares of the common stock at an option price per share equal to 100% of the fair market value of the common stock on the date of such re-election or shareholder meeting. No director shall receive more than one option to purchase 3,000 shares pursuant to the formula plan in any one fiscal year. All options granted pursuant to these provisions shall expire on the earlier of (i) three months after the optionee ceases to be a director (except by death) and (ii) ten (10) years after the date of grant. Notwithstanding the foregoing, in the event of the death of a Non-Employee Director, any option granted to such Non-Employee Director pursuant to this formula plan may be exercised at any time within six months of the death of such Non-Employee Director or on the date on which the option, by its terms expires, whichever is earlier.

  Amendment. The Board of Directors may from time to time suspend or discontinue the Plan or revise or amend it in any respect; provided, however, that no such revision or amendment may impair the terms and conditions of any outstanding option to the material detriment of the optionee without the consent of the optionee, except as authorized in the event of a sale, merger, consolidation or liquidation of the Company. The Plan may not be amended in any manner that will cause incentive stock options to fail to meet the requirements of Code Section 422, and may not be amended in any manner that will: (i) materially increase the number of shares subject to the Plan except as provided in the case of stock splits, consolidations, stock dividends or similar events; (ii) change the designation of the class of employees eligible to receive options; (iii) decrease the price at which options will be granted; or (iv) materially increase the benefits accruing to optionees under the Plan, without the approval of the shareholders, if such approval is required to comply with Code Section 422 or the requirements of Section 16(b) of the Act.

  The Board of Directors will equitably adjust the maximum number of shares of Common Stock reserved for issuance under the Plan, the number of shares covered by each outstanding option and the option price per share in the event of stock splits or consolidations, stock dividends or other transactions in which the Company receives no consideration. Generally, the Board of Directors may also provide for the protection of optionees in the event of a merger, liquidation or reorganization of the Company.

  Federal Income Tax Consequences of the Plan. Under present law, an optionee will not realize any taxable income on the date a nonqualified stock option is granted to the optionee pursuant to the Plan. Upon exercise of the nonqualified stock option, however, the optionee will realize, in the year of exercise, ordinary income to the extent of the difference between the option price and the fair market value of the Company's Common Stock on the date of exercise. Upon the sale of the shares, any resulting gain or loss will be treated as capital gain or loss. The Company will be entitled to a tax deduction in its fiscal year in which nonqualified stock options are exercised, equal to the amount of compensation required to be included as ordinary income by those optionees exercising such options.

  Incentive stock options granted pursuant to the Plan are intended to qualify for favorable tax treatment to the optionee under Code Section 422. Under Code
Section 422, an employee realizes no taxable income when the incentive stock option is granted. If the employee has been an employee of the Company or any subsidiary at all times from the date of grant until three months before the date of exercise, the employee will realize no taxable income when the option is exercised. If the employee does not dispose of shares acquired upon exercise for a period of two years from the granting of the incentive stock option and one year after receipt of the shares, the employee may sell the shares and report any gain as capital gain. The Company will not be entitled to a tax deduction in connection with either the grant or exercise of an incentive stock option. If the employee should dispose of the shares prior to the expiration of the two-year or one-year periods described above, the employee will be deemed to have received compensation taxable as ordinary income in the year of the early sale in an amount equal to the lesser of (i) the difference between the fair market value of the Company's Common Stock on the date of exercise and the option price of the shares, or (ii) the difference between the sale price of the shares and the option price of shares. In the event of such an early sale, the Company will be entitled to a tax deduction equal to the amount recognized by the employee as ordinary income. The foregoing discussion ignores the impact of the alternative minimum tax, which may particularly be applicable to the year in which an incentive stock option is exercised.

  Plan Benefits. Except for the automatic grants to Non-Employee Directors, future grants of stock options are subject to the discretion of the Administrator. Therefore, the future benefits under the Plan cannot be determined at this time. Following the closing of the Minimum, the Company expects to grant incentive stock options to purchase 3,000 shares of Common Stock at $10.00 per share to Mr. Stienessen and, subsequently, following the organization of the Bank, grant options to purchase an aggregate of 3,000 shares of Common Stock to the key managers who will be employed by the Bank.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

  The Company and the Bank expect to have banking and other transactions in the ordinary course of business with Organizers, directors, and officers of the Company and the Bank and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such Organizers, officers, or directors have a controlling interest, on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features to the Company and the Bank. Loans to individual directors and officers must also comply with the Bank lending policies and regulatory lending limits and restrictions on loans to affiliates, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application.

  The Bank has entered into a 10-year lease agreement with Colonial Square Partners, Inc. to lease approximately 5,000 square feet of a 18,000 square foot single level, multi-tenant colonial style office building. The lease is subject to the Bank obtaining all governmental approvals necessary to begin banking operations. Dean Doyscher, an Organizer, director and principal shareholder of the Company, is a partner of Colonial Square Partners, Inc. The Bank anticipates that it will invest approximately $195,000 for leasehold improvements including the construction of walls, windows, and doors, paint, floor tile and carpet, electrical and a drive-through canopy. See "Proposed Business--Facilities." The Company has obtained an independent appraisal of market rents in the Bank's proposed market. The Company believes that this transaction is on terms no less favorable to the Bank than could be obtained from an unaffiliated third party.

  The Company believes that all prior transactions between the Company and its officers, directors or other affiliates of the Company were on terms no less favorable than could have been obtained from unaffiliated third parties on an arm's-length basis. All future transactions, loans and any forgiveness of loans, with directors, officers or stockholders holding more than 5% of the Company's outstanding Common Stock, or affiliates of any such persons, will be made for bona fide business purposes and will be on terms no less favorable than could be obtained from an unaffiliated third party and will be approved by a majority of the independent outside directors who do not have an interest in the transactions and who have access, at the Company's expense, to the Company's independent legal counsel.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth as of June 30, 1998, and as adjusted to reflect the sale of shares from the Private Offering and the Minimum and Maximum shares offered hereby, certain information with respect to the beneficial ownership of the Company's Common Stock, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the company, and (iii) all directors and executive officers as a group.

                                                                 PERCENTAGE OF
                                                                  OUTSTANDING
                                                                    SHARES
                                                                  BENFICIALLY
                                                                  OWNED AFTER
                                                                   OFFERING
                                                                 -------------
                                   NUMBER OF
                                     SHARES        NUMBER OF
                                  BENEFICIALLY      SHARES
                                 OWNED PRIOR TO  BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL        THE       OWNED AFTER THE
OWNED                             OFFERING(1)     OFFERING(1)   MINIMUM MINIMUM
------------------------------   -------------- --------------- ------- -------
Thomas Stienessen (2)(3)........      6,410          38,400      13.5%    8.4%
Dean Doyscher (2)(4)............      6,000          31,000      10.9%    6.8%
Frank Gazzola (2)(5)............      7,400          39,400      13.8%    8.6%
Michael Reynolds (2)(6).........      2,000           7,000       3.2%    1.5%
Thomas Reynolds (2)(7)..........      6,400          33,400      11.7%    7.3%
All directors and executive
 officers as a group
 (5 persons) (8)................     28,200         149,200      48.7%   31.2%

--------
(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of August 1, 1998, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. For purposes of calculating the percent of class owed after this Offering, it was assumed that the officers, directors and principal shareholders will not be purchasing shares in this Offering. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of common stock set forth opposite his name.
(2) The business address of the directors and executive offices of the Company is 410 Jackson Street, Suite 510, Mankato, Minnesota 56001.
(3) Includes 6,400 shares purchasable upon exercise of nonqualified options. In June 1998, Mr. Stienessen purchased 10 shares of Company Common Stock at $10.00 per share in order to capitalize and organize the Company and approve the Plan. Concurrently with the closing of the Minimum, the Company will redeem the 10 shares purchased by Mr. Stienessen.
(4)  Includes 6,000 shares purchasable upon exercise of options.
(5)  Includes 7,400 shares purchasable upon exercise of options.
(6)  Includes 2,000 shares purchasable upon exercise of options.
(7)  Includes 6,400 shares purchasable upon exercise of options.
(8)  Includes 28,200 shares purchasable upon exercise of options.

                          SUPERVISION AND REGULATION

  The following discussion of statutes and regulations affecting bank holding companies and banks is a summary thereof and is qualified in its entirety by reference to such statutes and regulations.

GENERAL

  Commercial banking is highly regulated at both the federal and state level. Deposits, reserves, investments, loans, consumer law compliance, issuance of securities, payment of dividends, mergers and consolidations, electronic funds transfers, management practices and other aspects of a holding company's and a bank's operations are subject to regulation. This regulation is designed primarily to protect depositors and not to benefit holders of securities of the holding company or the bank. The highly regulated environment in which commercial banks operate is subject to frequent change. Federal banking bills are currently under consideration in Congress which, if enacted, could have a variety of effects on this regulatory environment. In general, pending legislation would repeal portions of the Glass-Steagall Act and would broaden the permissible range of affiliations between commercial banks and investment banks. In addition, these bills could limit the authority of the Office of the Comptroller of the Currency to authorize new insurance activities for banks, and could provide relief from a variety of federal banking regulations. The Company cannot fully predict the nature or the extent of any effects which these proposed regulatory changes or other possible regulatory changes may have on its business and earnings. Such changes may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities, or enhancing the competitive position of other financial institutions.

BANK HOLDING COMPANY REGULATION

  In addition to a variety of generally applicable state and federal laws governing businesses and employers, the Company is extensively regulated by special laws applicable only to financial institutions. Virtually all aspects of the Company's operations are subject to specific requirements or restrictions and general regulatory oversight. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the financial institution and the federal deposit insurance system or the protection of consumers or classes of consumers, rather than the specific protection of shareholders of the Company.

  Supervision. As a bank holding company, the Company is subject to regulation by the Federal Reserve Board under the BHC Act and various regulations adopted by the Federal Reserve Board. The Company is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board also may examine the Company. The Company is not subject to any formal or informal enforcement actions by any bank regulatory office as a result of such examination or for any other reason. The Federal Reserve Board also has authority, in certain circumstances, to approve or disapprove stock redemptions, changes in ownership or control, and dividend payments. The Federal Reserve Board may also require that the Company terminate an activity or terminate control of or liquidate or divest certain non-bank subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its non-banking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, the Company is required by the Federal Reserve Board to maintain certain levels of capital.

  Payment of Dividends by the Company. The Federal Reserve Board has indicated that banking organizations should generally pay cash dividends out of current operating earnings and the current rate of earnings retention should be consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board policy strongly discourages a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The Federal Reserve may, and in certain circumstances must, prohibit a bank holding company from making any capital distributions without prior approval of the Federal Reserve Board, if the subsidiary institution is undercapitalized. The Federal Reserve Board also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers or acquisitions.

  In addition to the restrictions on dividends imposed by the Federal Reserve, under the Minnesota Business Corporation Act, the discretion of the Company's Board of Directors is constrained by Minnesota Statutes, section 302A.551. Under that section, the Board may only authorize a dividend if in good faith, in a manner that the directors reasonably believe to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, the board determines that the corporation will be able to pay its debts in the ordinary course of business after making a distribution.

  Regulatory Capital Requirements. The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a capital leverage requirements expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. Tier 1 capital consists of common stockholders' equity, qualifying preferred stock, and minority interests in the equity accounts of consolidated subsidiaries. On October 21, 1996, the Federal Reserve Board approved the use of certain cumulative preferred stock instruments in Tier 1 capital as minority interest in the equity accounts of consolidated subsidiaries. The failure of a bank holding company to meet its risk-weighted capital ratios may result in supervisory action, as well as an inability to obtain approval of any regulatory applications and, potentially, increased frequency of examination. The federal bank regulators have previously indicated a desire to raise minimum capital requirements for banking organizations and have suggested that revisions to the risk-based capital requirements should be made. The effect of any future change in the required capital ratios of the Company cannot be determined at this time.

  Activity Limitations. The BHC Act, in general, limits the activities that may be engaged in by a bank holding company and its subsidiaries to those so closely related to banking, managing or controlling banks as to be a proper incident thereto. The Federal Reserve Board, in making such determinations, considers whether performance of the activities by a bank holding company can reasonably be expected to produce benefits to the public without any adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. A bank holding company may engage, subject to Federal Reserve Board guidelines and approvals, in such closely-related activities as: (1) making or acquiring loans and other extensions of credit of the type made by mortgage, finance, credit card, or factoring companies; (2) operating an industrial bank; (3) servicing loans and other extensions of credit; (4) performing the functions of a trust company; (5) acting as an investment or financial advisor; (6) leasing certain real estate or personal property; (7) making investments to promote community welfare; (8) providing data processing and data transmission services; (9) acting as an underwriter for credit life insurance and credit health and accident insurance directly related to extensions of credit by the holding company system; (10) providing courier services for checks and certain other instrument exchanges among banks and for audit and accounting media of a banking or financial nature; (11) providing certain kinds of management consulting advice; (12) selling, at retail, money orders, travelers' checks and U.S. savings bonds; (13) performing real estate appraisals; (14) arranging commercial real estate equity financing; (15) providing securities brokerage services; (16) underwriting or dealing in government obligations and money market instruments; (17) engaging in foreign exchange advisory and transactional services; and (18) acting as a futures commission merchant. Recently enacted legislation allows well capitalized bank holding companies to engage in certain activities without the advance approval of the Federal Reserve Board. Well capitalized bank holding companies are required merely to notify the Federal Reserve Board within ten business days of engaging in such activity. [The Federal Reserve Board recently proposed amendments to its regulations defining the scope of permissible bank holding company activities which will, if adopted, broaden the scope of such activities.] The Company may, in the future, if appropriate opportunities arise, engage in the acquisition of additional banks, subject to the approval of the Federal Reserve Board.


  Under the BHC Act, the Company must obtain prior Federal Reserve approval before it acquires direct or indirect ownership or control of any voting shares of any bank or other bank holding company if, after such acquisition, it will own or control directly or indirectly more than 5% of the voting stock of the entity, unless it already owns a majority of the voting stock of the entity. The Company also must obtain prior Federal Reserve approval before it acquires all or substantially all of the assets of a bank or merges or consolidates with another bank holding company. The Company will be, with limited exceptions, prohibited from acquiring direct or indirect ownership or control of a company which is not a bank or a bank holding company, and must engage in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary Banks. The Federal Reserve, by order or regulation, may authorize the Company to engage in or acquire stock in a company engaged in activities so closely related to banking or managing or controlling banks as to be a proper incident thereto. In reviewing any application or proposal by the Company, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the Company and the banks concerned, the convenience and needs of the community to be served, as well as the probable effect of the transaction upon competition. Recent decisions by the Federal Reserve under the BHC Act have underscored the importance placed by the Federal Reserve upon the record of the applicant and its subsidiary banks in meeting the credit needs of its community in accordance with the Community Reinvestment Act of 1977. See "Community Reinvestment Act and Other Consumer Protection Statutes" below.

BANK REGULATION

  The continued earnings and growth of the Company's Banks will be influenced by general economic conditions, the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirement and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

  Supervision. Northern Star Bank, as a state chartered banking corporation, is subject to primary supervision, examination and regulation by the Minnesota Department of Commerce and the Federal Deposit Insurance Corporation. Various requirements and restrictions under the laws of the State of Minnesota and the United States also affect the operation of the Bank. These statutes and regulations relate to many aspects of the operations of the Bank, including reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and locations of branch offices. Some of these statutes and regulations and their effect on the Bank are discussed below. Moreover, from time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made. The likelihood of any major changes and the impact of such changes are impossible to predict.

  Deposit Insurance. As an FDIC-insured institution, the Bank will be required to pay deposit insurance premium assessments to the FDIC. The amount each insured depository institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. BIF-member institutions classified as well capitalized (as defined by the FDIC) and considered healthy pay the lowest premium currently 0% of deposits while BIF-member institutions that are under capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium (currently up to 0.27% of deposits).

  The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged in or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or when agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

  Payment of Dividends by the Bank. There are state and federal statutory and regulatory requirements limiting the amount of dividends which may be paid to the Company by the Bank. Generally, a bank may pay cash dividends out of current operating earnings to the extent that the current rate of earnings retention is consistent with the bank's capital needs, asset quality and overall financial condition. The governing regulatory agency has the authority to prohibit a bank from engaging in business practices which the governing regulatory agency considers to be unsafe or unsound. It is possible, depending upon the financial condition of the Bank, that the governing regulatory agency may assert that the payment of dividends to the Company by the Bank might, under some circumstances, be such an unsafe and unsound practice.

  For Example, as a prerequisite to the payment of dividends, Minnesota Statutes, section 48.09, subd. 1, requires the Bank to set aside all of its net profits to a surplus fund until the surplus fund is equal to 20% of the Bank's capital stock, and 10% of its net profits while the surplus fund is equal to between 20% and 50% of the Bank's capital stock. Even when the surplus fund requirements are met, all bank decisions regarding dividends are subject to the DOC approval.

  Common Liability. Under federal law, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default.

  Affiliate Transaction Limitations. Financial institutions are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of or investment in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets from the Company or other affiliates. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank and any other subsequently acquired bank unless the loans are secured by marketable obligations of specified amounts. Further, such secured loans, investments and other transactions between any of the Bank and the Company or any other affiliate are limited to 10% of the Bank's capital and surplus (as defined by federal regulations) and such secured loans, investments and other transactions are limited, in the aggregate, to 20% of the Bank's capital and surplus (as defined by federal regulations). Such transactions must also comply with regulations prohibiting terms that would be preferential to the Company or other affiliates of the Bank.

  Regulatory Capital Requirements. The Bank is required to comply with capital adequacy standards set by the respective primary federal regulatory agency. The regulations may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. Banks with capital ratios below the required minimum are subject to certain administrative actions. More than one capital adequacy standard applies, and all applicable standards must be satisfied for an institution to be considered to be in compliance. There are two basic measures of capital adequacy: a risk-based capital measure, and a Tier 1 leverage measure.

  The risk-based capital measure was adopted to assist in the assessment of capital adequacy of financial institutions by, (i) making regulatory capital requirements more sensitive to differences in risk profiles among organizations; (ii) introducing off-balance-sheet items into the assessment of capital adequacy; (iii) reducing the disincentive to holding liquid, low-risk assets; and (iv) achieving greater consistency in evaluation of capital adequacy of major banking organizations throughout the world. The risk-based guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance-sheet items to broad risk categories. An institution's risk-based capital ratios are calculated by dividing its qualifying capital by its risk-weighted assets.

  Qualifying capital consists of two types of capital components: "core capital elements" ("Tier 1" capital) and "supplementary capital elements" ("Tier 2" capital). Tier 1 capital is generally defined as the sum of core capital elements less goodwill and other intangibles. Core capital elements consist of (i) common shareholders' equity, (ii) qualifying perpetual preferred stock, subject to certain limitations, and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital ("Tier 2" capital) consists of such additional capital elements as (i) allowance for loan and lease losses (subject to limitations); (ii) perpetual preferred stock which does not qualify as Tier 1 capital (subject to certain conditions); (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt securities; and (iv) term subordinated debt and intermediate-term preferred stock (subject to limitations). The maximum amount of Tier 2 capital that may be included in qualifying total capital is limited to 100% of Tier 1 capital (net of goodwill).

  Under current capital adequacy standards, financial institutions must meet a minimum ratio of qualifying capital to risk-weighted assets of 8%. Of that ratio, at least half, or 4%, must be in the form of Tier 1 capital.

  The Bank also must maintain an allowable leverage ratio. The leverage ratio is defined as the ratio of Tier 1 capital to average total assets. Under current capital adequacy standards, financial institutions must meet a minimum leverage ratio of 4%.

  As a result of the FDIC Improvement Act of 1991, the federal bank regulatory agencies are directed to adopt regulations defining banks as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the law, depending upon the bank's classification, a bank may be directed to prepare and implement a capital restoration plan, to be guaranteed by its parent bank holding company. Further, banks are subject to increased restrictions upon activities and heightened regulatory management as capital classifications decline.

  Generally, under regulations adopted by all of the bank federal regulatory agencies, "well capitalized" has been defined as an institution with a total capital to risk-based asset ratio of 10%, a Tier 1 capital to risk-based asset ratio of 6% and a Tier 1 leverage ratio of 5%. The regulations further provide that an "adequately capitalized" institution must have a total capital to risk-based asset ratio of at least 8%, a Tier 1 capital to risk-based asset ratio of 4% and a Tier 1 leverage ratio of 4%. Institutions not satisfying the requirements for "adequately capitalized" will be deemed "undercapitalized." Institutions with a total capital to risk-based asset ratio of 6% or less, a Tier 1 capital to risk-based asset ratio of 3% or less, or a Tier 1 leverage ratio of 3% or less will be deemed "significantly undercapitalized." Finally, the regulations provide that an institution with a Tier 1 leverage ratio of less than 2% will be deemed "critically undercapitalized." Federal bank regulatory agencies, including the FDIC, are authorized to down-grade a financial institution from one capital category to the next if an examination reveals that the asset quality, management, earnings or liquidity of that institution are less than satisfactory. Under the regulations, the Bank would be deemed an institution based upon its equity capital as of June 30, 1998 and would be deemed "well capitalized" if the minimum is sold or "well capitalized" if the maximum is sold.

  Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe for depository institutions under its jurisdiction standards relating to, among other things: internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems, internal audit system, credit writing, loan documentation, interest rate risk exposure, asset growth, asset quality, earnings and compensation, and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

  Acquisitions and Branching. Banks, such as the Bank, have the authority under Minnesota law to establish branches (referred to under Minnesota law as "detached facilities") in any municipality in the state of Minnesota, subject to receipt of all require regulatory approvals, except a municipality having a population of 10,000 or less, unless all the banks having a principal office in the municipality have consented in writing to the establishment of the branch (this rule is often called the "home town protection rule.")

  Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") allows the responsible Federal banking agency to approve applications for mergers of depository institutions across state lines without regard to whether such activity is contrary to state law. Any statue could, however, by adoption of a non-discriminatory law after September 29, 1994 and before June 1, 1997, either elect to have this provision take effect before June 1, 1997 or opt-out of the provision. The effect of opting out is to prevent banks chartered by, or having their main office located in, such state from participating in any interstate branch merger. Each state is permitted to retain a minimum age requirement of up to five years, a non-discriminatory deposit cap, and non-discriminatory notice or filing requirements The RNA also imposes limitations on the aggregate amount of depository that may be held by the surviving bank and all of its insured depository institution affiliates. Only Texas opted-out of the interstate merger provision. The Minnesota legislature has taken action to opt in and has authorized interstate branching effective June 1, 1997. It exercised its discretion, however, to retain a minimum age requirement (or "seasoning requirement") of 5 years. Therefore, the Bank may not be acquired by an out-of-state bank nor may the Bank merge into an out-of-state bank for 5 years after its creation. Nevertheless, the RNA could present acquisition and branching opportunities to the Company, and could allow out-of-state banks easy access to markets currently served by the Company thereby increasing competition. See "Business--Competition."

  Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") requires a financial institution to help meet the credit needs of its entire community, including low-income and moderate-income areas. On May 3, 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending, service and investment performance, rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. Federal banking agencies may take CRA compliance into account when regulating and supervising bank and holding company activities; for example, CRA performance may be considered in approving proposed bank acquisitions. The Banks are also subject to a variety of consumer protection laws and fair lending laws. Violations of these laws may cause regulators to impose substantial penalties or take other administrative action.

                  DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

GENERAL

  The Company's Amended and Restated Articles of Incorporation (the "Articles") authorize the issuance of 20,000,000 shares of capital stock having a par value of $0.01 per share, of which 15,000,000 shares are Common Stock and 5,000,000 shares are undesignated.

COMMON STOCK

  General. As of June 30, 1998, 10 shares of Common Stock were issued and outstanding and held of record by Mr. Stienessen. No share of Common Stock is entitled to preference over any other share and each such share is equal to other shares of Common Stock in all respects. In any distribution of capital assets, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the assets remaining after creditors and holders, if any, of stock with a liquidation preference have been paid in full.

  Voting. Common shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of the common shareholders.

  Dividends, Distributions and Redemptions. Subject to the preferential dividend rights of any subsequent classes or series of stock with such rights and preferences superior to the Common Stock as the Board of Directors may designate, the Common Stock shareholders are entitled to receive dividends as and when declared by the Board of Directors of the Company. However, dividends on the Company's Common Stock are not contemplated in the foreseeable future. Under the Minnesota Business Corporation Act (the "MBCA"), the Company may declare and pay dividends on the Common Stock only if the Company will be able to pay its debts in the ordinary course of business after making the distribution. In addition, the Company's primary source of cash to make dividend payments is dividends that the Company receives from the Bank, which may be unable to make payments to the Company under various applicable regulations. See "--Dividend Policy" and "Supervision and Regulation."

  Federal and state banking laws regulate the Company's ability to pay dividends and redeem its equity securities. No redemptions of any equity securities are permitted without the approval of the Federal Reserve Board if the aggregate amount of such redemptions exceeds 10% of the net worth of the Company over a 12-month period. In addition, no redemption of or dividend on the Common Stock is permitted if it would constitute an unsafe or unsound practice according to the Federal Reserve Board.

  If the Company were liquidated, the common stockholders would be entitled to receive, pro rata, all assets available for distribution to them after satisfaction of the Company's liabilities and any payment applicable to any preferred stock then outstanding.

  No Cumulative Voting. The Articles of the Company provide that the Company shareholders will not have cumulative voting rights in the electing of directors. Under cumulative voting, a shareholder could cast that number of votes equal to such shareholder's shares multiplied by the number of directors to be elected in favor of one candidate or among several candidates. Cumulative voting makes it possible for less than a majority of the shareholders to elect one or more members of the board of directors. Under non-cumulative voting, a majority of the shareholders can elect the entire board of directors.

  No Preemptive Rights. The Articles of the Company provide that the Company shareholders will not have any preemptive rights to subscribe for or purchase additional shares of the Company capital stock. This means that a Company shareholder will not be entitled to acquire a certain fraction of the unissued securities or rights to purchase securities of the Company before the Company may offer them to other persons. Preemptive rights enable a shareholder to maintain the shareholder's proportional voting power and proportional rights to receive and other distributions by the company.

UNDESIGNATED STOCK

  Under governing Minnesota law and the Company's Articles, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the undesignated stock. The Board of Directors is empowered to establish and to designate each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without stockholder approval, may issue such undesignated shares in one or more series of preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of Common Stock.

  It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of preferred stock.

LIMITATION OF DIRECTOR LIABILITY, INDEMNIFICATION

  The Minnesota Business Corporations Act ("MBCA") permits Minnesota corporations, in their Articles of Incorporation or Bylaws, to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of a corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the MBCA, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although the MBCA provision does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Bylaws state that a director of the Company will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) corporate distributions which are in contravention of restrictions in the MBCA, the Company's Articles of Incorporation or Bylaws, or any agreement to which the Company is a party, or
(iv) any transaction from which the director derives an improper personal benefit. The Company's Bylaws also provide that if the MBCA is later amended, then the liability of the directors of the Company will be eliminated or limited to the fullest extent permitted by the MBCA, as so amended. The inclusion of this provision in the Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

  Minnesota Statutes Section 302A.521 provides that officers and directors of the Company have the right to indemnification from the Company for liability arising out of certain actions. The Company has included in its Bylaws a provision to indemnify its directors and officers for expenses and liabilities to the fullest extent permitted by Minnesota law.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of Minnesota law and the Company's Articles described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the Company shareholder value, the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisition by a majority vote of the shareholders of the Company. In general, shares acquired without such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to deliver a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

  Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder who purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

  The Company's Board of Directors may authorize the issuance of additional shares of Common Stock or, from the 5,000,000 shares of undesignated stock, Preferred Stock without further action by the Company shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional Common Stock or Preferred Stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued Common Stock or Preferred Stock may be issued from time to time for any corporate purposes, including without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of Common Stock or Preferred Stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of Common Stock or Preferred Stock (or right to receive such shares) to the Company's shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of the Company. Further, because the Company's Board has the power to determine the voting, conversion or other rights of the Preferred Stock, the issuance of a series of Preferred Stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company's incumbent management. The Company does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of the Company and its shareholders. Furthermore, as a Minnesota corporation, the Company is subject to provisions of the Minnesota Business Corporations Act ("MBCA") that could have an anti-takeover effect on the Company.

  In addition, certain provisions of the Company's Bylaws will impede changes in majority control of the Company's Board of Directors. The Company's Bylaws provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus assuming five directors, as currently is the case, it would take two annual meetings for the election of directors to replace a majority of the Board.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Company's Common Stock is Continental Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the open market may adversely affect the price of the Common Stock offered hereby and the ability of the Company to raise equity capital in the future.

  Upon completion of this Offering, the Company will have a minimum of 278,000 and a maximum of 450,000 shares of Common Stock outstanding, assuming no exercise of the Sales Agent's warrants and outstanding options to purchase 10,000 and 28,200 shares of Common Stock, respectively. Of the aggregate amount outstanding, 121,000 shares of Common Stock issued to the Organizers, pursuant to the Private Offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 or otherwise.

  The shares sold in this Offering will be freely tradable, without resale restrictions or further registration under the Securities Act, unless purchased by an "Affiliate" of the Company, whose sales would be subject to certain volume limitations and other restrictions described below. An affiliate of the issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors of the Company and the Bank will likely be deemed to be affiliates.

  In general, under Rule 144, an affiliate of the Company or a person holding restricted shares may sell, within any three-month period, a number of shares not greater than 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit order or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the Common Stock by affiliates of the Company pursuant to Rule 144 difficult if no trading market develops in the Common Stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

  Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-Affiliates to sell their Rule 701 shares without complying with the public information, holding period, volume limitation or notice provisions of Rule 144 and which permits Affiliates to sell their Rule 701 shares without complying with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

                                 LEGAL MATTERS

  Certain legal matters relating to the Company will be passed upon for the Company by Farrish, Johnson & Maschka, P.L.L.P., whose business address is P.O. Box 550, Mankato, Minnesota 56002. The validity of the issuance of the shares offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A., whose business address is 900 Second Avenue South, Minneapolis, Minnesota 55402. Certain legal matters relating to this Offering will be passed upon for the Sales Agent by Howard & Howard, whose business address is 321 Liberty Street, Suite 200, Peoria, Illinois 61602.

                                    EXPERTS

  The audited financial statements of Northern Star Financial, Inc. as of June 30, 1998, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Bertram Cooper & Co., LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form SB-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. The Registration Statement of which this Prospectus is a part and the exhibits and schedules thereto, may be inspected by anyone without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Commission's regional offices: Room 3190, John C. Kluzzynsk Building, Inc., 230 South Dearborn, Chicago, Illinois 60604 and 75 Park Place, 14th Floor, New York, New York 10007. Copies of all or any part of such material may be obtained upon payment of the prescribed fees from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. The Commission maintains a World Wide Website at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

  Prior to this Offering, the Company has not been subject to the reporting requirements of the Exchange Act. After completion of this Offering, the Company intends to comply with such requirements, including distributing to its shareholders an annual report containing audited financial statements.

                         NORTHERN STAR FINANCIAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS

                                 JUNE 30, 1998

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2
Balance Sheet--June 30, 1998................................................ F-3
Statement of Operations for the Period from Inception
 (January 22, 1998) to June 30, 1998........................................ F-4
Statement of Changes in Stockholders' Equity for the Period
 From Inception (January 22, 1998) to June 30, 1998......................... F-5
Statement of Cash Flows for the Period from Inception
 (January 22, 1998) to June 30, 1998........................................ F-6
Notes to Financial Statements as of and for the Period from
 Inception (January 22, 1998) to June 30, 1998.............................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Northern Star Financial, Inc.
(A Development Stage Company)
Mankato, Minnesota 56001

  We have audited the accompanying balance sheet of Northern Star Financial, Inc. (a development stage company), as of June 30, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the period from inception (January 22, 1998) to June 30, 1998. These financial statements are the responsibility of Northern Star Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Star Financial, Inc. as of June 30, 1998, and the results of its operations, changes in stockholders' equity and cash flows for the period from inception (January 22, 1998) to June 30, 1998, in conformity with generally accepted accounting principles.


Bertram Cooper & Co., LLP
Waseca, Minnesota 56093
July 29, 1998

                         NORTHERN STAR FINANCIAL, INC.
                        (A DEVELOPMENTAL STAGE COMPANY)
                                 BALANCE SHEET
                                 JUNE 30, 1998

                                     ASSETS

Current Assets
  Cash................................................................. $   --
Other Assets
  Deferred organizational costs........................................   9,226
  Prepaid expenses.....................................................   5,580
                                                                        -------
    Total Other Assets.................................................  14,806
                                                                        -------
    TOTAL ASSETS....................................................... $14,806
                                                                        =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Current Liabilities
  Advance from organizers............................................. $18,665
                                                                       -------
    Total Current Liabilities.........................................  18,665

STOCKHOLDERS' EQUITY

  Common stock, par value $0.01 per share; 15,000,000 shares authorized,
   10 shares issued and outstanding...................................       0
  Undesignated stock, par value $0.01 per share; 5,000,000 shares authorized,
   no shares issued...................................................     --
  Paid-in surplus.....................................................     100
  Stock subscriptions (Note 1)........................................     --
  Deficit accumulated during the development stage....................  (3,959)
                                                                       -------
    Total Stockholders' Equity (Deficit)..............................  (3,859)
                                                                       -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........................ $14,806
                                                                       =======


   The accompanying notes are an integral part of these financial statements.

                         NORTHERN STAR FINANCIAL, INC.
                        (A DEVELOPMENTAL STAGE COMPANY)
                            STATEMENT OF OPERATIONS
       FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1998) TO JUNE 30, 1998

EXPENSES

  Other operating..................................................... $ 3,959
  Income tax expense (benefit)........................................     --
                                                                       -------
    NET LOSS.......................................................... $(3,959)
                                                                       =======





   The accompanying notes are an integral part of these financial statements.

                         NORTHERN STAR FINANCIAL, INC.
                        (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1998) TO JUNE 30, 1998

                                                             DEFICIT
                                                           ACCUMULATED
                                                           DURING THE
                                            COMMON PAID-IN DEVELOPMENT
                                            STOCK  SURPLUS    STAGE     TOTAL
                                            ------ ------- ----------- -------
Net Loss................................... $ --    $--      $(3,959)  $(3,959)
Issuance of 10 shares of common stock at
 $0.01 par value...........................     0    100         --        100
                                            -----   ----     -------   -------
Balance June 30, 1998...................... $   0   $100     $(3,959)  $(3,859)
                                            =====   ====     =======   =======




   The accompanying notes are an integral part of these financial statements.

                         NORTHERN STAR FINANCIAL, INC.
                        (A DEVELOPMENTAL STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1998) TO JUNE 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss............................................................ $(3,959)
  Adjustments to reconcile net loss to net cash used by operating activities:
    Increase in prepaid assets........................................  (5,580)
                                                                       -------
      NET CASH USED IN OPERATING ACTIVITIES...........................  (9,539)
CASH FLOWS FROM INVESTING ACTIVITIES
  Deferred organizational costs.......................................  (9,226)
                                                                       -------
      NET CASH USED IN INVESTING ACTIVITIES...........................  (9,226)
CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from organizers............................................  18,665
  Proceed from issuance of common stock...............................     100
                                                                       -------
      NET CASH PROVIDED BY FINANCING ACTIVITIES.......................  18,765
                                                                       -------
NET CHANGE IN CASH AND CASH EQUIVALENTS...............................     --
                                                                       -------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......................     --
                                                                       -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............................ $   --
                                                                       =======


   The accompanying notes are an integral part of these financial statements.

          NORTHERN STAR FINANCIAL, INC. (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

       FOR THE PERIOD FROM INCEPTION (JANUARY 22, 1998) TO JUNE 30, 1998

NOTE 1--ORGANIZATION

  Northern Star Financial, Inc. was formed to organize and own all of the capital stock of Northern Star Bank (the "Bank"); together they are herein referred to as the "Company." The Organizers of the Company have filed an application to charter the Bank as a state bank with the Minnesota Department of Commerce ("DOC") and the Federal Deposit Insurance Corporation ("FDIC"). Provided the necessary capital is raised and the necessary regulatory approvals are received, it is expected that banking operations will commence in the fourth quarter of calendar 1998.

  The Company plans to raise a minimum of $2,780,000, to a maximum of $4,500,000, through an offering of its $0.01 par value common stock at a subscription price of $10.00 per share. The Organizers and directors have subscribed to purchase 121,000 shares of the Common Stock at $10 per share for a total of $1,210,000 due upon the Company's receipt of all appropriate regulatory approvals, including bank charter approval from the DOC and FDIC.

  Upon the completion of the sale of common stock and the opening of the Bank, incurred organization costs, estimated to be $145,000 ($70,000 for the Bank and $75,000 for the Company, consisting principally of legal, regulatory, consulting and incorporation fees) will be deferred and amortized over the Bank's and the Company's initial 60 months of operations. Offering expenses, estimated to be a minimum of $102,050 to maximum of $213,850 (consisting principally of direct incremental costs of the stock offering) will be deducted from the proceeds of the offering, and pre-opening expenses, estimated to be $30,000 (consisting principally of salaries, overhead and other operating costs) will be charged against the operating results.

  The Company's Articles of Incorporation originally authorized 20,000,000 shares of stock at a par value of $1.00 per share. The Articles of Incorporation were amended subsequent to June 30, 1998 to reduce the par value to $0.01 per share and allocate the authorized shares as 15,000,000 of common shares and 5,000,000 of undesignated shares. The balance sheet at June 30, 1998 reflects the authorized stock shares and par value as amended.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings per share is based on the weighted average outstanding common shares. Dilutive net income per share is based on the weighted average outstanding shares reduced by the effect of stock options and warrants. Ten shares were outstanding at June 30, 1998, and presentation of earnings per share for the initial development state operating period would not be meaningful.

                         NORTHERN STAR FINANCIAL, INC.

NOTE 3--LIQUIDITY AND GOING CONCERN CONSIDERATIONS

  The Company incurred a net loss of $3,959 for the period from inception (January 22, 1998) to June 30, 1998. Operations through June 30, 1998, related primarily to expenditures for incorporating and organizing the Company. At June 30, 1998, the Company had been funded by an $18,665 advance from the Organizers.

  Management believes that the current level of expenditures is well within the financial capabilities of the Organizers and is adequate to meet existing obligations and fund current operations, but commencing banking operations is dependent upon the Company successfully completing the stock offering and obtaining regulatory approval.

  To provide permanent funding for its operation, the Organizers have subscribed to purchase 121,000 shares at $10 per share and the Company is currently anticipating offering a minimum of 157,000 and a maximum of 329,000 shares of its common stock $0.01 par value, at $10 per share in an initial public offering. Costs related to the organization and registration of the Company's common stock will be paid from the gross proceeds of the offering. Should subscriptions for the minimum offering not be obtained, amounts paid by subscribers with their subscriptions will be returned, net of expenses, and the offer will be withdrawn.

NOTE 4--INCOME TAXES

  There was no provision (benefit) for income taxes for the period from inception (January 22, 1998) to June 30, 1998, due to the Company's net operating loss and its valuation reserve against deferred tax assets.

The following difference gives rise to deferred income taxes as of June 30, 1998:

      Net operating loss carryforward................................... $1,584
      Valuation reserve................................................. (1,584)
                                                                         ------
      Net deferred tax asset............................................ $  -0-
                                                                         ======

  As of June 30, 1998, the Company has a net operating loss carryforward of approximately $3,959.

NOTE 5--STOCK OPTION PLAN

  The Company is planning to adopt a stock option plan, the Stock Option Plan (the SOP). The Company Organizers, in consideration for their services, will be granted options that are immediately exercisable to purchase an aggregate of 24,200 shares of common stock. In addition, 41,700 shares of common stock are reserved under the SOP of which 12,000 shares will be granted to directors and 6,000 shares will be awarded to key management personnel upon completion of the stock offering described in Note 1. All of the previously described awarded options are at an exercise price of $10.00 per share. Option shares of 23,700 will remain available for future granting.

  The Company will use the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for the SOP and accordingly, no compensation cost will be recognized. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", and will disclose the estimated pro forma effect on net income of the fair value method established by SFAS No. 123, using the Black Scholes Method.

                         NORTHERN STAR FINANCIAL, INC.

NOTE 6--COMMITMENTS

  The Company entered into a lease agreement for office space at its planned main office location, subject to the Bank obtaining all government approvals necessary to begin banking operations. The anticipated commencement date of the lease is November, 1998, with a ten-year term. The monthly base rent will be $6,042 during its first three years of the lease, $6,250 for the next three years and $6,458 for the last four years. Dean Doyscher, an organizer, director and principal shareholder of the Company, is a partner of Colonial Square Partners, Inc., owners of the leased building.

  The Company is currently negotiating a software license agreement for the data processing applications and implementation of the Company's electronic data processing system.

  The Bank will enter into a three-year employment agreement with Thomas P. Stienessen, effective upon receipt of approval of the Company's bank charter application to the FDIC and the DOC, pursuant to which Mr. Stienessen will serve as the President and Chief Executive Officer of the Bank. Mr. Stienessen will be paid an annual salary of $100,000 , and is eligible to participate in discretionary bonuses that may be authorized by the board of directors to its senior management. Mr. Stienessen will be eligible to participate in any management incentive program of the Bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards thereunder. Additionally, Mr. Stienessen will participate in the Bank's retirement, welfare and other benefit programs. As of June 30, 1998, neither the Company nor the Bank has paid any compensation to its executive officers. The Company will pay Mr. Stienessen additional compensation of $25,000, upon receipt of approval of the Company's applications with the FDIC and the DOC, for organizational services he rendered prior to approval of the applications.

  The Company has signed a Letter Agreement to finalize an Agency Agreement for services to place on a best efforts basis common shares of the Company. Commission and out-of-pocket costs to be paid the agent are described in Note
1. In addition, the agent will be granted warrants to purchase up to 40,000 shares at $10 per share, subject to regulatory approval.

NOTE 7--FISCAL YEAR-END

  Management has elected to use June 30 as the Company's fiscal year end for financial reporting.

                                  ATTACHMENT A

                         NORTHERN STAR FINANCIAL, INC.

 STOCK ORDER FORM &
 CERTIFICATION

 NOTE: PLEASE READ THE STOCK ORDER FORM GUIDE AND INSTRUCTIONS ACCOMPANYING
 THIS FORM, BEFORE COMPLETION.
--------------------------------------------------------------------------------
 DEADLINE: The Offering began September   , 1998. A condition of the Offering
 is that the Minimum Offering (sale of 157,000 shares of Common Stock) must be
 completed on or before November   , 1998, unless extended by the Board of
 Directors for up to an additional 90 days, or the Offering will be terminated. If the Minimum Offering is consummated, the Offering will continue so long as shares remain available or until 5:00 p.m. Local Time, on
 December   , 1998, whichever occurs first, unless terminated by the Company beforehand.
--------------------------------------------------------------------------------
 NUMBER OF SHARES
--------------------------------------------------------------------------------

    (1) Number of Shares          Price Per Share     (2) Total Amount
                                                             Due





                            x        $10.00     =      $

 The minimum number of shares that may be subscribed for is 100. The maximum any individual and their related party may subscribe for in the Offering is 13,600 shares. See the Section entitled "THE OFFERING--General" on page 12 of
 the Prospectus dated September   , 1998.
--------------------------------------------------------------------------------
 METHOD OF PAYMENT AND PURCHASE INFORMATION
--------------------------------------------------------------------------------

 (3) Enclosed is a check, bank draft or money order payable to: "Resource
     Trust Company", Escrow Agent for Northern Star Financial, Inc. for
     $     .
--------------------------------------------------------------------------------
 BROKER DEALER NAME AND ADDRESS
--------------------------------------------------------------------------------

 (4) If purchased through a broker/dealer, please list the name, address, and phone number in the space provided.

  Company Name: ___________________        City: _______________

  Broker Name: ____________________        State: ______________  Zip Code: ___
  Street Address: _________________        Phone Number: _______
--------------------------------------------------------------------------------
 STOCK REGISTRATION    ONE OWNERSHIP PER STOCK ORDER FORM
--------------------------------------------------------------------------------

 (5)Form of stock ownership

  [_] Individual      [_] Uniform Transfer to Minors
                                              [_] Partnership
                         minor's soc. sec. # required


  [_] Joint Tenants   [_] Uniform Gift to Minors
                                              [_] IRA (Custodian name &
                                              signature required)



  [_] Tenants in Common
                      [_] Corporation
                                              [_] Fiduciary/Trust (Under
                                              Agreement Dated      )


 Name                                         Social Security or Tax I.D.
--------------------------------------------------------------------------------
 Name                                         Daytime Telephone
--------------------------------------------------------------------------------
 Street Address                               Evening Telephone
--------------------------------------------------------------------------------
 City              State       Zip Code       State of Residence

    OFFICE USE                                   Batch # ____

    Date                                         Order # __________
    Rec'd    /   /
    Check # ________________                     Category _________
    Amount $ _________                           Initials _________

--------------------------------------------------------------------------------
 NASD AFFILIATION (This section only applies to those individuals who meet the delineated criteria)
--------------------------------------------------------------------------------
 Check here if you are a member of the National Association of Securities Dealers, Inc. ("NASD"), a person associated with an NASD member, a member of the immediate family of any such person to whose support such person contributes, directly or indirectly, or the holder of an account in which an NASD member or person associated with an NASD member has a beneficial interest. To comply with conditions under which an exemption from the NASD's Interpretation with Respect to Free-Riding and Withholding is available, you agree, if you have checked the NASD affiliation box: (1) not to sell, transfer or hypothecate the shares subscribed for herein for a period of three months following the issuance, and (2) to report this subscription in writing to the applicable NASD member within one day of the payment therefor.
--------------------------------------------------------------------------------
 ACKNOWLEDGEMENTS
--------------------------------------------------------------------------------

 1. By signing below, I acknowledge receipt of the Prospectus dated September , 1998, and that I have reviewed all provisions therein. I understand that I may not change or revoke my order once it is received by the Company. I also certify that this stock order is for my account and there is no agreement or understanding regarding any further sale or transfer of these shares.

 2. Under penalties of perjury, I further certify that:

   (i) the social security number of taxpayer identification number given herein is correct; and

   (ii) I am not subject to backup withholding.

   If you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under-reporting interest or dividends on your tax return, you must cross out Item (ii) above.

 3. By signing below, I also acknowledge that I have not waived any rights under the Securities Act of 1933 and the Securities Exchange Act of 1934.

 4. By signing below, I hereby represent to the Company that the purchase of shares subscribed for complies with the "Purchase Limitations" set forth
    in the Prospectus dated September   , 1998.

 5. By signing below, I certify that before purchasing the Common Stock of the
    Company that I received a copy of the Prospectus dated, September   ,
    1998, which discloses the nature of the Common Stock being offered thereby and describes certain risks involved in an investment in the Common Stock under the heading "Risk Factors" beginning on page 7 of the Offering Circular.

 6. ACCEPTANCE OF SUBSCRIPTION. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the Subscriber has subscribed, indicating acceptance of less than all of the shares subscribed on the Company's written form of acceptance.

 7. RESIDENCE. The Subscriber represents and warrants that the Subscriber is a bona fide resident (or if an entity is organized or incorporated under the laws of, and is domiciled in) of the State indicated on the signature page hereof.

 THIS FORM MUST BE SIGNED AND DATED. THIS ORDER IS NOT VALID IF THE STOCK ORDER FORM IS NOT SIGNED. YOUR ORDER WILL BE FILLED IN ACCORDANCE WITH THE PROVISIONS OF THE PROSPECTUS.

 When purchasing as a custodian, corporate officer, etc.; include your full title.

  SIGNATURE                    TITLE (IF APPLICABLE)                                     DATE
---------------------------------------------------------------------------------------------
  1.
---------------------------------------------------------------------------------------------
  2.
---------------------------------------------------------------------------------------------
  3.

 THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                              RETURN THIS FORM TO:

                             RESOURCE TRUST COMPANY
                            ATTN: EVONNE M. COSTELLO
                            300 INTERNATIONAL CENTRE
                            900 SECOND AVENUE SOUTH
                       MINNEAPOLIS, MINNESOTA 55402-3380

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SALES AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
The Company................................................................   3
The Bank...................................................................   3
Risk Factors...............................................................   7
The Offering...............................................................  12
Use of Proceeds............................................................  15
Capitalization.............................................................  17
Dividend Policy............................................................  17
Plan of Operation..........................................................  18
Proposed Business..........................................................  20
Management.................................................................  25
Principal Shareholders.....................................................  31
Supervision and Regulation.................................................  32
Description of the Company's Capital Stock.................................  37
Shares Eligible for Future Sale............................................  40
Legal Matters..............................................................  41
Experts....................................................................  41
Available Information......................................................  41
Index to Financial Statements.............................................. F-1

                               ----------------

  UNTIL , 1998 (90 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                      LOGO


                                  COMMON STOCK




                               ----------------
                                   PROSPECTUS

                               ----------------



                      BANC STOCK FINANCIAL SERVICES, INC.

                      A subsidiary of The Banc Stock Group


                                       , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines: (2) acted in good faith; (3) received no improper personal benefit and statutory procedure has been followed in the case of any conflict of interest by director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and
(5) in the case of acts or omissions occurring in the person's official capacity as a director, officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of acts or omissions occurring in the person's official capacity as a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain circumstances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

  The Company's Bylaws provide for indemnification to the full extent permitted by the laws of the state of Minnesota, pursuant to Minnesota Statutes Section 302A.521, as now enacted or hereafter amended, against and with respect to threatened, pending or completed actions, suits or proceedings arising from, or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of the Company or any subsidiary of the Company or of any other corporation, partnership, joint venture, trust or other enterprise which has served in such capacity at the request of the Company if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of the Company. Generally, under Minnesota law, indemnification will only be available where an officer or director can establish that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Sales Agent. All of such expenses, except for the SEC registration fee and NASD fee, are estimated.

      SEC Registration Fee............................................. $   971
      NASD Fee.........................................................     829
      Sales Agent Expenses.............................................  35,000
      Legal Fees.......................................................  20,000
      Accountants' Fees and Expenses...................................   8,000
      Printing Expenses................................................   8,000
      Blue Sky Fees and Expenses.......................................   5,000
      Miscellaneous....................................................     200
                                                                        -------
        Total.......................................................... $75,000

ITEM 3. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned Registrant further undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

  1. In June 1998, the Registrant issued and sold 10 shares of Common Stock to the Company's President and CEO, an accredited investor, at $10.00 per share in reliance upon Section 4(2) of the Securities Act. The purchaser acquired such shares for his own account and not with a view to any distribution thereof to the public. The certificate evidencing the shares bears a legend stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. No underwriting commissions or discounts were paid with respect to the sale of such shares

  2. In June 1998, the Registrant accepted binding subscription agreements for the purchase of an aggregate of 121,000 shares of Common Stock at a price of $10.00 per share by the Company's five directors who are all accredited investors. Pursuant to the subscription agreements, the directors' obligations to purchase the shares are conditioned upon the Bank and the Registrant receiving all necessary governmental approvals to begin banking operations and the closing of the Minimum. The Registrant intends to rely upon Section 4(2) of the Securities Act and Regulation D thereunder for the issuance and sale of such shares. The subscribers have represented that they are acquiring the shares for their own accounts and not with a view to any distribution thereof to the public. The certificates evidencing the shares will bear a legend stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. No underwriting commissions or discounts will be paid with respect to the sale of such shares.

Item 5. Index to Exhibits and Item 6. Description of Exhibits

EXHIBIT DESCRIPTION

 1.1 Form of Agency Agreement
 1.2 Form of Selected Dealer's Agreement between Banc Stock Financial Services, Inc. and selected dealers.
 2.1 Amended and Restated Articles of Incorporation
 2.2 Bylaws
 3.1 Amended and Restated Articles of Incorporation (Filed as Exhibit 2.1)
 3.2 Bylaws (Filed as Exhibit 2.2)
 3.3 Form of Stock Certificate
 4.1 Form of Subscription Agreement to be used in connection with the purchase of shares in this Offering
 6.1 Lease Agreement between the Bank and Colonial Square Partners relating to the space located at 1650 Madison Avenue, Mankato, Minnesota
 6.2 Form of Employment Agreement between the Bank and Thomas P. Stienessen
 6.3 Form of Subscription Agreement executed by the Organizers in connection with the Private Offering
 6.4 Letter of Intent dated April 29, 1998 between the Company and Banc Stock Financial Services, Inc.
 6.5 Company's Incentive 1998 Stock Option Plan, including specimen of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement
 6.6 Form of Nonqualified Stock Option Agreement governing option granted to Organizers
 6.7 Form of Warrant issued to Banc Stock Financial Services, Inc. to purchase 10,000 shares of Company Common Stock
 9.1 Escrow Agreement among the Company, Banc Stock Financial Services, Inc. and Resource Trust Company
10.1Consent of Fredrikson & Byron, P.A. (Included in Exhibit 11.1)
10.2 Consent of Bertram Cooper & Co., LLP
11.1 Opinion and Consent of Fredrikson & Byron, P.A.
15.1 Power of Attorney (included on signature page of Registration Statement)

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Mankato, State of Minnesota, on August 12, 1998.

                                       Northern Star Financial, Inc.

                                       By /s/ Thomas Stienessen
                                          ---------------------------------
                                          Thomas Stienessen, President and
                                          Chief Executive Officer

                               POWER OF ATTORNEY

  In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Thomas Stienessen and Frank Gazzola, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and any and all instruments or documents filed as part of or in connection with any of such amendments or registration statements, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his or her substitutes, shall do or cause to be done by virtue hereof.

             SIGNATURES                        TITLE                 DATE

        /s/ Thomas Stienessen          President and Chief          August 12,
-------------------------------------   Executive Officer,                1998
          Thomas Stienessen             Chairman of the
                                        Board and Director
                                        (principal
                                        executive officer)


          /s/ Dean Doyscher            Director                     August 12,
-------------------------------------                                     1998
            Dean Doyscher


          /s/ Frank Gazzola            Chief Financial              August 12,
-------------------------------------   Officer, Treasurer,               1998
            Frank Gazzola               Secretary and
                                        Director (principal
                                        accounting and
                                        financial officer)

        /s/ Michael Reynolds           Director                     August 12,
-------------------------------------                                     1998
          Michael Reynolds

         /s/ Thomas Reynolds           Director                     August 12,
-------------------------------------                                     1998

           Thomas Reynolds

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         NORTHERN STAR FINANCIAL, INC.

               EXHIBIT INDEX TO FORM SB-1 REGISTRATION STATEMENT

EXHIBIT DESCRIPTION

 1.1 Form of Agency Agreement
 1.2 Form of Selected Dealer's Agreement between Banc Stock Financial Services, Inc. and selected dealers.
 2.1 Amended and Restated Articles of Incorporation
 2.2 Bylaws
 3.1 Amended and Restated Articles of Incorporation (Filed as Exhibit 2.1)
 3.2 Bylaws (Filed as Exhibit 2.2)
 3.3 Form of Stock Certificate
 4.1 Form of Subscription Agreement to be used in connection with the purchase of shares in this Offering
 6.1 Lease Agreement between the Bank and Colonial Square Partners relating to the space located at 1650 Madison Avenue, Mankato, Minnesota
 6.2 Form of Employment Agreement between the Bank and Thomas P. Stienessen
 6.3 Form of Subscription Agreement executed by the Organizers in connection with the Private Offering
 6.4 Letter of Intent dated April 29, 1998 between the Company and Banc Stock Financial Services, Inc.
 6.5 Company's Incentive 1998 Stock Option Plan, including specimen of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement
 6.6 Form of Nonqualified Stock Option Agreement governing option granted to Organizers
 6.7 Form of Warrant issued to Banc Stock Financial Services, Inc. to purchase 10,000 shares of Company Common Stock
 9.1 Escrow Agreement among the Company, Banc Stock Financial Services, Inc. and Resource Trust Company
10.1Consent of Fredrikson & Byron, P.A. (Included in Exhibit 11.1)
10.2 Consent of Bertram Cooper & Co., LLP
11.1 Opinion and Consent of Fredrikson & Byron, P.A.
15.1 Power of Attorney (included on signature page of Registration Statement)